AGORA SA

File No.: 82 – 4941

02055021

Warsaw, September 18th, 2002

RECD S.E.C.
SEP 24 2002

United States
Securities and Exchange Commission
Washington D.C. 20549

Submission under Rule 12g3-2b exemption

Issuer: Agora SA
File No.: 82 – 4941

SUPPL

Enclosed, please find the Company's announcements released between May 23, 2002 and September 18, 2002.

The information contained herein is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 and shall not be deemed filed with SEC under that Act.

Sincerely,

Katarzyna Galant
Corporate Affairs Specialist

Phone: + 48 22 555 60 17
Fax: + 48 22 840 00 67

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

dlw 9/25

File No.: 82 – 4941

The Company's Announcement released on May 31st, 2002:

The Management Board of AGORA SA (the Company) with its registered seat in Warsaw, ul. Czerska 8/10, acting on the basis of Article 395 and 399 §1 of the Commercial Companies Code, hereby convenes the ordinary General Meeting for 24 June 2002 for 11:00 hours to be held in Warsaw at ul. Czerska 8/10.

Agenda of the Meeting:
1) opening of the General Meeting;
2) election of the chairman of the General Meeting and other formal matters;
3) presentation by the Management Board of the annual financial statements and Management Board report on the Company's operations for the financial year 2001 and presentation by the Management Board of the annual consolidated financial statements and Management Board report on the capital group's operations for the financial year 2001;
4) review and approval of the annual consolidated financial statements and Management Board report on the capital group's operations for the financial year 2001;
5) review and approval of the annual consolidated financial statements and Management Board report on the capital group's operations for the financial year 2001;
6) adoption of a resolution on distribution of profits for the financial year 2001;
7) adoption of a resolution on acknowledgement of duties performed by the Management Board members;
8) adoption of a resolution on acknowledgement of duties performed by the Supervisory Board members;
9) changes in the composition of the Supervisory Board, election of the President;
10) adoption of a resolution on amendment of the legal grounds of electing Mr. Zbigniew Bak to the management Board of the Company;
11) adoption of a resolution on amendment of the General Meeting By-laws;
12) adoption of resolution on series D shares designated for employees covered by incentive plans;
13) adoption of resolution on Company series B shares designated for employees within the frame of the participation plans;
14) closing the General Meeting

The Management Board informs that those shareholders will be eligible to attend the General Meeting who will deliver to the Company the deposit certificates issued to confirm ownership of Agora shares and certifying the number of deposited shares, and that those shares will be locked-up until the closing of the General Meeting. The deposit certificates mentioned above shall be delivered to the Corporate Secretary of Agora SA in Warsaw, Czerska 8/10 street not later than on June 17th, 18:00 hours.

AGORA SA

File No.: 82 – 4941

The Company's Announcement released on May 31st, 2002:

In connection with the expiration of the mandate of the President of the Supervisory Board of Agora SA at the General Meeting of Shareholders convened for June 24th, the Management Board of Agora SA informs that on May 31st the Company was notified by Ms. Henryka Bochniarz that she will not be a candidate for reelection for the next term.

File No.: 82 – 4941

The Company's Announcement released on June 6th, 2002:

The Management Board of Agora SA informs that on June 5th, 2002 it was notified by Mr. John Mellott that he resigns from post of the member of the Supervisory Board of Agora SA. Mr. Mellott's decision resulted from change of his responsibilities in Cox Enterprises, Inc. The Management Board informs that according to article 21 section 3 of Agora's statutes a candidacy of Mr. Brian Cooper to the Supervisory Board was submitted. The election of Mr. Cooper for the term ending 2004 will be voted by the General Meeting convened for June 24th.

Brian Cooper has gained a significant expertise as a manager in US media companies. He came to Cox in 1984 joining Dayton Newspapers, Ohio. In 1987 he became Manager of Financial Analysis for Cox Newspapers, Inc., a subsidiary of Cox Enterprises, Inc. and holding company for Cox Poland Investments, Inc. - the biggest foreign shareholder of Agora SA. Since 1996 as Senior Vice President Mr. Cooper has been responsible for overseeing Cox's nine community newspapers, the newspapers' financial operations, as well as the company's interest in Cox CustomMedia and PAGAS Mailing Services. Mr. Cooper also serves as a representative on the boards of Trader Publishing Company and SP Newsprint.

Brian Cooper was a member of the Supervisory Board of Agora SA (operating under the name of Agora-Gazeta Sp. z o.o.) between 1994 and 1998. From 1993 he was engaged in on-going relations with the company and was supporting and advising the company on various projects and business development.

File No.: 82 – 4941

The Company's Announcement released on June 7th, 2002:

The Management Board of Agora SA informs that on June 6, 2002 Agora sold its 50% share in CHI Sp z o.o. (Internet Commerce Center, limited liability company), with its seat in Warsaw to City Magazine Sp. z o.o. (limited liability company), a fully owned subsidiary of Agora SA. The transaction price amounted to PLN 640,000 (say: six hundred forty thousand Polish zloty).

The Management Board of Agora SA informs that on June 6, 2002 City Magazine Sp z o.o. purchased another 50% equity stake in CHI from ComputerLand SA, with its seat in Warsaw. The transaction price amounted to PLN 640,000 (say: six hundred forty thousand Polish zloty).

As a result of the above described transactions, City Magazine Sp. z o.o. holds a 100% equity stake in CHI entitling it to 100% of the votes at the company's General Meeting of Shareholders.

CHI was set up by Agora SA and ComputerLand SA in November 2000 to run an internet shopping mall. However, due to slow development of the e-commerce market and low interest in the internet shopping mall services, CHI's operations were suspended.

Zbigniew Bąk, the member of Agora's Management Board, said: "Further financing of the e-shopping mall operations did not make economic sense. Poland's e-commerce market develops at a slow pace. Under such market circumstances, CHI would incur losses for many years which would have to be covered by its founders. We prefer to spend the money saved here on investments in traditional media. I would like to underline that CHI was the only Internet venture we invested in. Proper investment decisions are of great importance. Equally important is, however, the ability to give up the investment if it has poor chances of success."

Additional information:

1)The investment was financed from City Magazine Sp. z o.o. own resources.
2)The nominal value of shares purchased by City Magazine Sp. z o.o. amounts to PLN 9,000,000.
3)The book value of shares purchased by City Magazine Sp. z o.o. amounts to PLN 1,292,800.
4)The investment in CHI Sp.z o.o. is a long term investment.
5)The transaction between City Magazine Sp. z o.o. and ComputerLand SA is not a related party

File No.: 82 - 4941

The Company's Announcement released on June 10th, 2002:

The Management Board of Agora SA hereby presents the resolutions to be voted at the General Shareholders Meeting of the Company convened for June 24, 2002 r.

"Resolution No. 1
Pursuant to Articles 393, point 1 and 395 § 2 point 1 of the Commercial Companies Code and §13 of the Company Statutes, the General Meeting of Shareholders hereby resolves to approve the Management Board report on the operations of the Company and the financial statements for the year 2001."

"Resolution No. 2
Pursuant to Article 55, section 2 and Article 63 c, section 4 of the Accounting Act, the General Meeting resolves to approve the consolidated financial statements of the Company and the affiliates or subsidiaries thereof as well as the report on operations of the capital group for the year 2001."

"Resolution No. 3
Pursuant to Article 395, § 2, point 2 of the Commercial Companies Code and §13 of the Company Statutes, the General Meeting hereby resolves to transfer the entire net profit achieved by the Company in the financial year 2001 of PLN 165,479,990.46 (say: one hundred sixty five million four hundred seventy nine thousand nine hundred ninety and 46/100 zlotys) to the reserve capital."

"Resolution No. 7
Pursuant to Article 368, § 4 of the Commercial Companies Code as well as § 28 section 2 and § 30 section 2 of the Company Statutes, the General Meeting resolves to amend the legal grounds of electing Mr. Zbigniew Bak to the Management Board of the Company and settle that the resolution hereto adopted in accordance with the requirements set for the election shall substitute the election by co-optation."

"Resolution No. 8
The General Meeting resolves to amend the By-laws of the General Meeting of Shareholders adopted by an Extraordinary Shareholder Meeting dated May 8, 1998 (notarial deed: repertory number A No. 2373/98) and amended by the resolutions of Extraordinary Shareholder Meeting dated December 1, 1998 (notarial deed: repertory number A No. 7503/98), as follows:

1) in § 2:
a) point 2 shall be worded as follows:
"2. Company - joint stock company trading under the name of AGORA SA with registered office in Warsaw, registered under the number KRS 59944 in the register of entrepreneurs maintained by Warsaw District Court, XX Department of the State Court Register"
b) point 9 shall be worded as follows:
"9. Participant -Shareholder, representative of a Shareholder attending the General Meeting"

2) § 4 section 1 shall be worded as follows:
"1. The register of Shareholders is a list of Shareholders who evidenced their right and secured their participation in the General Meeting. Such register contains the names or the company names of the eligible persons, domicile or registered office, type and number of shares, and the number of votes."

3) in § 6:
a) section 3.1. shall be worded as follows:
"The election of the Chairman of the Meeting of Shareholders is carried out in voting by secret ballot. A separate voting is held for each candidate"
b) section 3.3. shall be deleted.
c) section 8.1. shall be worded as follows:
"The Chairmen may, on his own initiative, call for procedural breaks in the General Meeting other than breaks ordered by the General Meeting on the basis of art. 408 § 2 of the Commercial Companies Code. Procedural breaks shall be called for by the Chairmen in such a way to enable closing of the meeting on the same day it was opened."
d) section 8.2. letter b) shall be worded as follows:
" b) submitting motion to change the order of individual items in the agenda;"
e) in section 8.2. letter e) shall be deleted
f) in section 8.2. letter f) shall be named as letter e),
g) section 11 shall be worded as follows:
"In order to ensure the efficient performance of its obligations, the General Meeting, at the request of the Chairman, shall appoint from among its participants one or more Deputy Chairmen responsible for performance of such acts as may be ordered by the Chairman. Deputy Chairmen shall be elected by the resolution of General Meeting. Resolutions in such matters do not have to be placed in the agenda."

1) in § 7:
a) section 1.1 letter a) shall be worded as follows:
"a) the first and last name (company name) of every Shareholder, or the first and last name of the Representative - in case a Shareholder is represented by such;"
b) section 2 shall be followed by section 3 in the following wording:
"3. In case the committee appointed by the General Meeting in order to examine whether the list of attendance shall be extended during the General Meeting will decide so, the General Meeting decides on participation of additional Shareholders on the move by scrutiny board."

2) in § 8:
a) section 1 shall be worded as follows:
"1. The returning committee consists of two members, unless the General Meeting resolves otherwise."
b) section 2.3 shall be worded as follows:
"2.3. Should the number of candidates be equal to the number of members of the Scrutiny Commission, then the members of the committee shall be appointed jointly in voting by acclamation, provided that voting by secret ballot referred to in Section 12 point 7 has been excluded."

3) in § 10:

a) section 2.1 shall be worded as follows:
"2.1. The General Meeting may approve the agenda without amendments, amend the order of individual items or delete selected items from the agenda, subject to Section 15.4 of the Statutes."
b) section 12.2 letter d shall be worded as follows:
"d) announcement of the procedural brake,"
c) section 14 shall be worded as follows:
"14. After the completion of a discussion regarding a motion of procedural character the Chairman shall call for a vote, unless a brake is necessary to obtain the opinion of the relevant experts."
d) section 15 shall be deleted
e) section 16 shall be named as 15

4) in § 11:
a) section 5.2. shall be worded as follows:
"5.2. With respect of the issues not stipulated in this section the provisions of § 8 points2.2 and 2.3 as well as §8 points 3 and 6 apply."
b) section 8.2. shall be worded as follows:
"8.2. Resumption may not be carried out during the same General Meeting, unless the whole share capital is represented and neither Participant objects to the resumption. This restriction does not apply to issues of procedural character referred to in Section10 item 12.2."
c) section 9. shall be worded as follows:
"9. Should the General Meeting resolve to convene an extraordinary general meeting, such resolution shall be valid and binding only if it specifies all the data required to be given in notice convening a General Meeting or the General Meeting in such resolution appoints a person responsible for determining such data. Such a person shall be engaged directly in convening a General Meeting. Unless the General Meeting decides to the contrary, the resolutions shall be executed by the Management Board."

5) in § 12:
a) section 4 shall be worded as follows:
"4. Member of the Company's governing body who is a Shareholder, may vote upon the approval of performance of duties of other members of such governing body or on resolution only indirectly inflicting his or her liability to the Company."

b) section 5 shall be worded as follows:
"5. If passing a resolution requires a quorum or a qualified majority, the number of votes held by the Participants present or the percentage of share capital represented is established by way of counting the votes cast during the voting of the draft resolution."

c) section 6.1. shall be worded as follows:
"6.1. When it is required by provisions of law or by the Statutes that voting be held by separate groups (types) of shares, separate voting in each group of shares shall be called for by the Chairman. Each of such votes may only be participated in by Participants having voting rights arising from holding shares included in the relevant group."

d) section 6.3 shall be worded as follows:

"6.3. If a Participant holds shares of different groups, such Participant should vote separately in each group of shares, always casting as many votes as he may have in such group."

e) section 6.3 shall be followed by section 6.4. in the following wording:
"6.4. The following shares shall be considered as separate groups (types) of shares:
a) preferred shares in respect to vote and with special rights attached thereto which are not attached to other shares (each type of privilege constitutes a separate group),
b) preferred shares only in respect to vote; each group of shares shall be established by the same number of votes attached to one share,
c) common shares (registered as well as bearer shares)."

f) section 7 shall be worded as follows:
"7. Voting by secret ballot may not be called when voting on issues of procedural character. The General Meeting may abrogate secret ballot for appointment of committees by the General Meeting."

g) section 8 shall be worded as follows:
"8. Voting at the General Meetings may be carried out with the use of electronic equipment. Turn of the voting technique may take place only in the following circumstances:
a) voting by acclamation;
b) open voting, if less then 5 (five) Participants take part in the General Meeting;
c) disorder of the electronic devices for voting, continuing for a period of more than half an hour, if the General Meeting does not decide to adjourn its debate, as provided under art. 408 § 2 of the Commercial Companies Code."

6) § 14 shall be added and worded as follows:
" 14. Adjournments in the debate of the General Meeting.
1. If the General Meeting decides to adjourn the debate, the identity of the Participants is not required for the purposes of holding the continuity of the Meeting in particular:
a) a different number of Participants may attend the General Meeting, provided that such Participants are included in the list of attendance compiled on the date the General Meeting is resumed;
b) if the Chairman elected before the adjournment of the General Meeting is present, elections of the new Chairman are not carried out and the meeting is chaired by the same person;
c) in cases of acting via a Representative - if the Representative has changed, the power of attorney or anther document corroborating that the Shareholder acts via a proxy should be submitted;
d) the right to participate in the General Meeting shall be verified in accordance with art. 406 of the Commercial Companies Code; the periods provided for in this article are applicable to the original date of the General Meeting and not to the date on which of the General Meeting was resumed.

2. The agenda of the General Meeting may not be extended in comparison to the original agenda included in the notices convening the General Meeting.

3. The resolution on adjourning the Assembly does not require an additional notice in a manner reserved for the convening of a general meeting, such notice including information on

the place where the General Meeting is resumed, provided, however, that this place is located in the same city.

4.1.If the General Meeting decides to adjourn the debate, all resolutions passed before the adjournment shall be recorded in the minutes; the minutes shall indicate that the General Meeting was adjourned.

4.2 All resolutions passed after the adjournment of the General Meeting shall be recorded in a separate minutes; should the General Meeting be adjourned more than once, resolutions shall be recorded in separate minutes drawn for each part of the General Meeting.

4.3 A list of attendance for each part of the Assembly shall be attached to each minutes drawn in form of a notary deed in accordance with point 4.2."

7) § 14 shall be named as 15, and after section 4 shall be added section 5 worded as follows: "5. Powers of attorney to vote or any other documents corroborating that the Shareholder acts via a representative should be included in the book of minutes. The book of minutes should also include an official copy of the minutes in form of a notary deed and documents confirming proper convening of a General Meeting."

8) § 15 shall be named as 16,

9) § 16 shall be named as 17 and worded as follows:
"§ 17. Uniform text of the By-laws.
The Management Board shall be obliged to compile a uniform text of the By-laws within 14 days after the By-laws have been amended by the General Meeting."

"Resolution No. 9
In relation to the resolution of the Extraordinary General Meeting of 8 May 1998 on the series D shares issue, amended by resolution No. 1 of the extraordinary General Meeting of 1 December 1998 (notarial deeds: rep A No. 2373/98 and rep. A No. 7503/98) a part of which was designated for subscription by persons covered by share incentive plans and other incentive programs at Agora SA (Series D Shares) approval is hereby granted for the list of persons conditionally authorised to purchase Series D shares under the 2001 incentive plan at a total of 17,695 shares (say: seventeen thousand six hundred ninety five), such list being included in resolution No. 1 of the Management Board of 5 June 2002 (Schedule No. 2 to this resolution) and in the resolution of the Supervisory Board of 16 May 2002."

"Resolution No. 10
In relation to the representation of Agora - Holding Spółka z ograniczoną odpowiedzialnością (Agora - Holding) of 11 March 1998 (notarial deed rep. A No. 1092/98) on its accession to AGORA Spółka Akcyjna with its registered seat in Warsaw (Agora) as well as the resolution of extraordinary Meeting of Shareholders of Agora - Holding of 28 May 1998 (notarial deed rep. A No. 4629/98) on the terms and conditions of sale by Agora - Holding of registered series B shares of Agora, subscribed for by Agora - Holding for the purposes of transferring

the ownership title to a part of such shares to persons participating in the incentive plans and other similar incentive programs at Agora, such persons being authorised to purchase shares on the basis of a resolution of the General Meeting of Agora (Series B Shares), approval is hereby granted for the list of persons conditionally authorised to purchase Series B Shares at a total of 778,076 shares (say: seven hundred seventy eight thousand seventy six) which list was aproved by Agora - Holding and included in resolution No. 2 of the Management Board of 5 June 2002 (schedule to the agreement)."

AGORA SA

File No.: 82 – 4941

The Company's Announcement released on June 14th, 2002:

Increasing stake in Radio Pomoże Sp. z o.o.

The Management Board of Agora SA informs that the Company has purchased shares in Radio Pomoże Sp. z o. o. (Polish limited liability company) with its registered seat in Bydgoszcz representing 95.5% of the share capital. The company broadcasts a local radio program "Radio Pomoże" in Bydgoszcz (Poland). The purchase price amounted to PLN 2.9 million. Together with previously owned shares Agora now owns shares representing 100% of the share capital of Radio Pomoże Sp. z o. o. and which entitle Agora to 100% of all votes at the General Meeting of Shareholders.

Additional information:

1) The investment was financed from the Company's own resources
2) The investment in Radio Pomoże Sp. z o.o. is a long term investment
1) The nominal value of the purchased shares amounts to PLN 19,100.
2) Book value of the investment amounts to PLN 2,927.6 thousand.
3) The purchase was executed on June 14, 2002 in accordance with the share purchase agreement between Agora SA and the selling shareholder - a private person.
5) There are no affiliations between Agora SA, its Management and Supervisory Board and the selling parties.

Additional information:
Joanna Bażyńska
Investor Relations

Agora S.A.
Ul. Czerska 8/10
00-732 Warszawa
tel. +48 22 555 4373
faks: +48 22 840 0067
www.agora.pl

File No.: 82 - 4941

The Company's Announcement released on June 17th, 2002:

Agreement to purchase AMS

The Management Board of Agora S.A. with its registered seat in Warsaw ("Agora") hereby announces that on June 17, 2002, Agora entered into an agreement (the "Agreement") which will enable Agora to acquire a majority interest in Art Marketing Syndicate S.A. with its registered seat in Poznań ("AMS" or the "Company").

AMS is the leader in the outdoor advertising market in Poland. The annual value of this market is estimated at PLN 553 million to PLN 580 million according to reports by, respectively, Media Watch and Zenith Media. According to the quarterly report of the Outdoor Advertising Chamber of Commerce for December 31, 2001, at the end of 2001 AMS owned approximately 31% of all outdoor billboards in Poland, 66% of all "city light" billboards, 52% of all small-format outdoor media and 16% of all large-format media (data relate to the number of advertising pages).

The AMS group currently includes the following companies: Adpol Sp. z o.o. with its registered seat in Warsaw, Aktis Media Sp. z o.o. with its registered seat in Poznań, Akcent Media Sp. z o.o. with its registered seat in Poznań, IDM Serwis Sp. z o.o. with its registered seat in Poznań, Active Media Sp. z o.o. with its registered seat in Poznań (formerly IDM Info Digital Media Sp. z o.o.) and Polskie Badania Reklamy Zewnętrznej Sp. z o.o. with its registered seat in Poznań. AMS is a public company listed on the Warsaw Stock Exchange ("WSE").

The parties obligated to sell their AMS shares to Agora are: BB Investment Sp. z o.o. with its registered seat in Poznań, Paweł Rozwadowski, and six other natural persons (collectively, the "Sellers"). In performance of the Agreement, Agora will acquire AMS shares from the Sellers and from entities designated by the Sellers.

The Parties have agreed on the following implementation schedule of the transaction:

Phase 1:
On the tenth business day from the date the last of the conditions precedent outlined below has been satisfied, Agora will be obligated to purchase from the Sellers 501,195 bearer shares of AMS at PLN 20 each. Such shares will be purchased through off-session block transactions at the WSE. Those shares, having the total nominal value of PLN 1,002,390, constitute 11.89% of the AMS share capital and 9.99% of all votes at the AMS general meeting of shareholders. Agora may offer a higher sale price to the Sellers in order to ensure that the block transaction be implemented in compliance with the WSE Rules within the time agreed between the parties, in which case, however, the Sellers will be obligated to reimburse Agora the difference between the actual price per share and the price of PLN 20 per share. The Sellers may withdraw from the agreement if Agora due to its own fault fails to purchase the above referenced shares within 45 days from the satisfaction of applicable conditions precedent.

The consummation of the parties' respective obligations pursuant to Phase 1 will be subject to the satisfaction, within 60 days from the date of the Agreement, i.e., until August 16, 2002, of all conditions precedent set forth to the benefit of Agora in the Agreement, which include, without limitation, (i) lack of material differences between the audited consolidated financial statements of the AMS group for the year 2001 and the consolidated financial statements of the AMS group for the year 2001 prepared by the management of AMS and attached to the Agreement, (ii) obtaining the consent of President of the Competition and Customer Protection Office to Agora's acquisition of all shares of AMS, (iii) obtaining the consent of the Securities and Exchanges Commission to Agora's acquisition of AMS shares representing in excess of 50% of all votes at the general meeting of shareholders of AMS, and (iv) obtaining the consent of the Supervisory Board of AMS to Agora's acquisition of certain registered shares of AMS.

Phase 2:
Within 3 business days from its purchase of AMS shares pursuant to Phase 1, Agora will be obligated to purchase 200,025 registered preferred series A shares of AMS (5 votes per share) which have not been admitted to public trading, at a price of PLN 4.0 per share. Such shares, having the total nominal value of PLN 400,050, constitute 4.74% of the AMS share capital and 19.93% of all votes at the AMS general meeting of shareholders. To secure performance of such transaction, share certificates representing 200,025 registered preferred series A shares of AMS were deposited by the Sellers in an escrow account. The Sellers may withdraw from the Agreement if Agora due to its own fault, fails to purchase the above referenced shares within 15 days from the date of completion of Phase 1.

Phase 3:
Following Agora's successful acquisition of shares in Phase 1 and Phase 2, Agora will be obligated to announce a public tender for all of the AMS shares (the "Public Tender") upon terms set forth in the Agreement. Agora will be obligated to purchase all the shares tendered by the AMS shareholders, provided that the number of tendered shares be at least 1,956,639. The price offered in the Public Tender will be PLN 46 per share. The obligation to announce the Public Tender pursuant to Phase 3 is conditioned on the satisfaction of all conditions precedent set forth to the benefit of Agora in the agreement. Such conditions precedent include, without limitation, (i) satisfaction by the Sellers of their obligation to nominate to the management boards of AMS S.A. and Adpol Sp. z o.o. candidates proposed by Agora (the "Management Board Control Takeover"), (ii) satisfaction by the Sellers of their obligation to effect the resignations of all current members of the supervisory boards of AMS S.A. and Adpol Sp. z o.o. (the "Supervisory Board Control Takeover"), (iii) the average market share price per share for the most recent six months not being higher than PLN 46, and (iv) confirmation of accuracy of all representations and warranties set forth in the Agreement. Should Agora fail to announce the Public Tender due to reasons for which Agora is responsible, Agora will have to pay the Sellers PLN 20,000,000 as contractual penalty. The Sellers may withdraw from the Agreement if Agora, due to its own fault, fails to announce the Public Tender within three business days from the satisfaction of all conditions precedent.

The Sellers guarantee that, as a result of their performance of the Agreement, Agora will purchase in the Public Tender the number of AMS shares that, when aggregated with the AMS shares purchased pursuant to Phase 1 and Phase 2, will entitle Agora to exercise at least

68% of all votes at the AMS general meeting of shareholders. In the event that following the announcement and execution of the Public Tender, Agora purchases shares representing less than 68% of all votes at the AMS general meeting of shareholders, Agora may demand that the Sellers pay Agora a guarantee fee equal to the aggregate value of the AMS shares required to reach the 68% of votes at the AMS general meeting at the price offered in the Public Tender; Agora may also withdraw from the Agreement. However, if following the announcement and execution of the Public Tender, Agora purchases the number of AMS shares that entitles it to exercise less than 50% plus 1 vote at the AMS general meeting of shareholders, Agora may demand that the Sellers pay Agora a guarantee fee in the amount of PLN 100,829,394; Agora may also withdraw from the Agreement. Payment of the guarantee fee will not exclude Agora's right to claim damages or indemnity.

In the event that Agora acquires 100% of all AMS shares, the aggregate purchase price will be PLN 172,543,762 and the average price per share paid by Agora will be PLN 40.92. Agora will finance its purchase of AMS shares from its own funds and from a bank credit. According to the annual report for 2001 published on May 27, 2002, the aggregate interest bearing debt of AMS was approximately PLN 77.8 million.

In addition, the Sellers have agreed, among other things, to terminate AMS's planned issuance of 5,000 bearer bonds convertible into AMS shares. The issuance of such bonds was authorized by a resolution of the AMS general meeting of shareholders dated June 3, 2002. Performance of this obligation is also a condition precedent to the completion of Phases 1 and 2.

The Agreement provides for the Sellers' guarantee for liability over the accuracy of a number of representations and warranties, which, in general, relate to the assets and liabilities of AMS and its subsidiaries, as well as for guarantee fees in the event of a failure to perform obligations under the Agreement. Payment of such guarantee fees does not exclude Agora's right to seek damages or indemnity in excess of the reserved guarantee fees. The total value of guarantee fees and other indemnities may not, however, exceed PLN 100,829,394. Further limitations of the Sellers' liability include the amounts related to any potential tax liabilites, the use of amounts arising under any tax write offs for the Company's social funds, potential legal defects of some of the AMS advertising media, and any non-collectible commercial receivables. In total, the Sellers' liability under all such titles may be excluded up to PLN 20,650,000. The limitations of liability do not apply to damages caused by gross negligence of the Sellers.

Agora has the right to withdraw from the Agreement if:
a) prior to the announcement of the Public Tender, circumstances arise indicating that the Sellers' representations and warranties are not accurate;
b) prior to the date of the Management Board Control Takeover, a negative adverse change occurs in the business of AMS;
c)the Sellers fail to cause the Management Board Control Takeover or the Supervisory Board Control Takeover by Agora by the dates provided in the Agreement;
d) conditions precedent applicable to each Phase of the transaction as provided in the Agreement have not been satisfied; and

e) the Sellers' representations and warranties set forth in the Agreement will not have been confirmed by the Sellers as of the date of the Management Board Control Takeover by Agora.

The conditions set forth in points (a) and (b) above are also conditions precedent for the completion of each and every Phase of the transaction.

The value of the transaction exceeds 10% of Agora's equity. The Sellers are not persons related to Agora or to person managing or supervising Agora. Agora's investment in AMS is a long-term one. Upon completion of the AMS share purchase by Agora, AMS will continue its current business operations.

Investor relations:

Joanna Bazynska
Director
tel.: +48 22 555 4373
fax: +48 22 840 0067
e-mail: joanna.bazynska@agora.pl

www.agora.pl

AGORA SA

File No.: 82 – 4941

The Company's Announcement released on June 20th, 2002:

The Management Board of Agora SA informs that on 19th June 2002 Ms. Wanda Rapaczynski, President of Agora SA Management Board, sold on the Warsaw Stock Exchange 5,000 shares of Agora SA at the average price of 55.20 PLN (13.75 USD) per share. These shares constitute 0.4% of the total number of shares in Agora SA held by Ms. Rapaczynski on 18th June 2002.

After the disposal Ms. Wanda Rapaczynski holds 1,411,423 shares in Agora SA.

File No.: 82 - 4941

The Company's Announcement released on June 24th, 2002:

"Resolution No. 1
Pursuant to Articles 393, point 1 and 395 § 2 point 1 of the Commercial Companies Code and §13 of the Company Statutes, the General Meeting of Shareholders hereby resolves to approve the Management Board report on the operations of the Company and the financial statements for the year 2001."

"Resolution No. 2
Pursuant to Article 55, section 2 and Article 63 c, section 4 of the Accounting Act, the General Meeting resolves to approve the consolidated financial statements of the Company and the affiliates or subsidiaries thereof as well as the report on operations of the capital group for the year 2001."

"Resolution No. 3
Pursuant to Article 395, § 2, point 2 of the Commercial Companies Code and §13 of the Company Statutes, the General Meeting hereby resolves to transfer the entire net profit achieved by the Company in the financial year 2001 of PLN 165,479,990.46 (say: one hundred sixty five million four hundred seventy nine thousand nine hundred ninety and 46/100 zlotys) to the reserve capital."

"Resolution No. 4a
Pursuant to Article 395, §2, point 3 of the Commercial Companies Code as well as §13 of the Company Statutes, the General Meeting resolves - according to the recommendation by the Supervisory Board - to approve the duties performed by the member of the Management Board Wanda Rapaczynski in the financial year 2001."

"Resolution No. 4b
Pursuant to Article 395, §2, point 3 of the Commercial Companies Code as well as §13 of the Company Statutes, the General Meeting resolves - according to the recommendation by the Supervisory Board - to approve the duties performed by the member of the Management Board Piotr Niemczycki in the financial year 2001."

"Resolution No. 4c
Pursuant to Article 395, §2, point 3 of the Commercial Companies Code as well as §13 of the Company Statutes, the General Meeting resolves - according to the recommendation by the Supervisory Board - to approve the duties performed by the member of the Management Board Helena Łuczywo in the financial year 2001."

"Resolution No. 4d
Pursuant to Article 395, §2, point 3 of the Commercial Companies Code as well as §13 of the Company Statutes, the General Meeting resolves - according to the recommendation by the Supervisory Board - to approve the duties performed by the member of the Management Board Zbigniew Bąk in the financial year 2001."

"Resolution No. 5a

Pursuant to Article 395, §2, point 3 of the Commercial Companies Code as well as §13 of the Company Statutes, the General Meeting resolves to approve the duties performed by the member of the Supervisory Board Henryka Bochniarz in the financial year 2001."

"Resolution No. 5b
Pursuant to Article 395, §2, point 3 of the Commercial Companies Code as well as §13 of the Company Statutes, the General Meeting resolves to approve the duties performed by the member of the Supervisory Board Stanisław Sołtysiński in the financial year 2001."

"Resolution No. 5c
Pursuant to Article 395, §2, point 3 of the Commercial Companies Code as well as §13 of the Company Statutes, the General Meeting resolves to approve the duties performed by the member of the Supervisory Board Tomasz Sielicki in the financial year 2001."

"Resolution No. 5d
Pursuant to Article 395, §2, point 3 of the Commercial Companies Code as well as §13 of the Company Statutes, the General Meeting resolves to approve the duties performed by the member of the Supervisory Board Louis Zachary in the financial year 2001."

"Resolution No. 5e
Pursuant to Article 395, §2, point 3 of the Commercial Companies Code as well as §13 of the Company Statutes, the General Meeting resolves to approve the duties performed by the member of the Supervisory Board John Mellott in the financial year 2001."

" Resolution No. 6a
Pursuant to Article 385, §1 of the Commercial Companies Code as well as §18 point 2, §20 point 2 letter c and §21 point 2 of the Company Statutes, the General Meeting resolves to appoint Mr. Stanislaw Soltysinski President of the Supervisory Board of Agora SA for a three year term of office."

" Resolution Nr 6b
1. Pursuant to Article 385, §1 of the Commercial Companies Code as well as §20 point 2 and §21 point 2 and point 3 of the Company Statutes, the General Meeting resolves to appoint Ms. Anna Fornalczyk to the Supervisory Board of Agora SA
2. Pursuant to §21 point 3 of the Company Statutes term of office of the member of the Supervisory Board appointed by this resolution shall terminate with the end of the term of office of the members of the Supervisory Board appointed by the General Meeting on 27th June 2001"

" Resolution Nr 6c
1. Pursuant to Article 385, §1 of the Commercial Companies Code as well as §20 point 2 and §21 point 2 and point 3 of the Company Statutes, the General Meeting resolves to appoint Mr. Brian Cooper to the Supervisory Board of Agora SA
2. Pursuant to §21 point 3 of the Company Statutes term of office of the member of the Supervisory Board appointed by this resolution shall terminate with the end of the term of office of the members of the Supervisory Board appointed by the General Meeting on 27th June 2001"

"Resolution No. 7
Pursuant to Article 368, § 4 of the Commercial Companies Code as well as § 28 section 2 and § 30 section 2 of the Company Statutes, the General Meeting resolves to amend the legal grounds of electing Mr. Zbigniew Bak to the Management Board of the Company and settle that the resolution hereto adopted in accordance with the requirements set for the election shall substitute the election by co-optation."

"Resolution No. 8
The General Meeting resolves to amend the By-laws of the General Meeting of Shareholders adopted by an Extraordinary Shareholder Meeting dated May 8, 1998 (notarial deed: repertory number A No. 2373/98) and amended by the resolutions of Extraordinary Shareholder Meeting dated December 1, 1998 (notarial deed: repertory number A No. 7503/98), as follows:

in § 2:
point 2 shall be worded as follows:
"2. Company - joint stock company trading under the name of AGORA SA with registered office in Warsaw, registered under the number KRS 59944 in the register of entrepreneurs maintained by Warsaw District Court, XX Department of the State Court Register"
point 9 shall be worded as follows:
"9. Participant -Shareholder, representative of a Shareholder attending the General Meeting"

§ 4 section 1 shall be worded as follows:
"1. The register of Shareholders is a list of Shareholders who evidenced their right and secured their participation in the General Meeting. Such register contains the names or the company names of the eligible persons, domicile or registered office, type and number of shares, and the number of votes."

in § 6:
section 3.1. shall be worded as follows:
"The election of the Chairman of the Meeting of Shareholders is carried out in voting by secret ballot. A separate voting is held for each candidate"
section 3.3. shall be deleted.
section 8.1. shall be worded as follows:
"The Chairmen may, on his own initiative, call for procedural breaks in the General Meeting other than breaks ordered by the General Meeting on the basis of art. 408 § 2 of the Commercial Companies Code. Procedural breaks shall be called for by the Chairmen in such a way to enable closing of the meeting on the same day it was opened."
section 8.2. letter b) shall be worded as follows:
" b) submitting motion to change the order of individual items in the agenda;"
in section 8.2. letter e) shall be deleted
in section 8.2. letter f) shall be named as letter e),
section 11 shall be worded as follows:
"In order to ensure the efficient performance of its obligations, the General Meeting, at the request of the Chairman, shall appoint from among its participants one or more Deputy

Chairmen responsible for performance of such acts as may be ordered by the Chairman. Deputy Chairmen shall be elected by the resolution of General Meeting. Resolutions in such matters do not have to be placed in the agenda."

in § 7:
section 1.1 letter a) shall be worded as follows:
"a) the first and last name (company name) of every Shareholder, or the first and last name of the Representative - in case a Shareholder is represented by such;"
section 2 shall be followed by section 3 in the following wording:
"3. In case the committee appointed by the General Meeting in order to examine whether the list of attendance shall be extended during the General Meeting will decide so, the General Meeting decides on participation of additional Shareholders on the move by scrutiny board."

in § 8:
section 1 shall be worded as follows:
"1. The returning committee consists of two members, unless the General Meeting resolves otherwise."
section 2.3 shall be worded as follows:
"2.3. Should the number of candidates be equal to the number of members of the Scrutiny Commission, then the members of the committee shall be appointed jointly in voting by acclamation, provided that voting by secret ballot referred to in Section 12 point 7 has been excluded."

in § 10:
section 2.1 shall be worded as follows:
"2.1. The General Meeting may approve the agenda without amendments, amend the order of individual items or delete selected items from the agenda, subject to Section 15.4 of the Statutes."
section 12.2 letter d shall be worded as follows:
"d) announcement of the procedural brake,"
section 14 shall be worded as follows:
"14. After the completion of a discussion regarding a motion of procedural character the Chairman shall call for a vote, unless a brake is necessary to obtain the opinion of the relevant experts."
section 15 shall be deleted
section 16 shall be named as 15

in § 11:
section 5.2. shall be worded as follows:
"5.2. With respect of the issues not stipulated in this section the provisions of § 8 points2.2 and 2.3 as well as §8 points 3 and 6 apply."
section 8.2. shall be worded as follows:
"8.2. Resumption may not be carried out during the same General Meeting, unless the whole share capital is represented and neither Participant objects to the resumption. This restriction does not apply to issues of procedural character referred to in Section10 item 12.2."
section 9. shall be worded as follows:

"9. Should the General Meeting resolve to convene an extraordinary general meeting, such resolution shall be valid and binding only if it specifies all the data required to be given in notice convening a General Meeting or the General Meeting in such resolution appoints a person responsible for determining such data. Such a person shall be engaged directly in convening a General Meeting. Unless the General Meeting decides to the contrary, the resolutions shall be executed by the Management Board."

in § 12:
section 4 shall be worded as follows:
"4. Member of the Company's governing body who is a Shareholder, may vote upon the approval of performance of duties of other members of such governing body or on resolution only indirectly inflicting his or her liability to the Company."

section 5 shall be worded as follows:
"5. If passing a resolution requires a quorum or a qualified majority, the number of votes held by the Participants present or the percentage of share capital represented is established by way of counting the votes cast during the voting of the draft resolution."

section 6.1. shall be worded as follows:
"6.1. When it is required by provisions of law or by the Statutes that voting be held by separate groups (types) of shares, separate voting in each group of shares shall be called for by the Chairman. Each of such votes may only be participated in by Participants having voting rights arising from holding shares included in the relevant group."

section 6.3 shall be worded as follows:
"6.3. If a Participant holds shares of different groups, such Participant should vote separately in each group of shares, always casting as many votes as he may have in such group."

section 6.3 shall be followed by section 6.4. in the following wording:
"6.4. The following shares shall be considered as separate groups (types) of shares:
preferred shares in respect to vote and with special rights attached thereto which are not attached to other shares (each type of privilege constitutes a separate group),
preferred shares only in respect to vote; each group of shares shall be established by the same number of votes attached to one share,
common shares (registered as well as bearer shares)."

section 7 shall be worded as follows:
"7. Voting by secret ballot may not be called when voting on issues of procedural character. The General Meeting may abrogate secret ballot for appointment of committees by the General Meeting."

section 8 shall be worded as follows:
"8. Voting at the General Meetings may be carried out with the use of electronic equipment. Turn of the voting technique may take place only in the following circumstances:
a) voting by acclamation;
b) open voting, if less then 5 (five) Participants take part in the General Meeting;

c) disorder of the electronic devices for voting, continuing for a period of more than half an hour, if the General Meeting does not decide to adjourn its debate, as provided under art. 408 § 2 of the Commercial Companies Code."

§ 14 shall be added and worded as follows:
" 14. Adjournments in the debate of the General Meeting.
1. If the General Meeting decides to adjourn the debate, the identity of the Participants is not required for the purposes of holding the continuity of the Meeting in particular:
a different number of Participants may attend the General Meeting, provided that such Participants are included in the list of attendance compiled on the date the General Meeting is resumed;
if the Chairman elected before the adjournment of the General Meeting is present, elections of the new Chairman are not carried out and the meeting is chaired by the same person;
in cases of acting via a Representative - if the Representative has changed, the power of attorney or anther document corroborating that the Shareholder acts via a proxy should be submitted;
the right to participate in the General Meeting shall be verified in accordance with art. 406 of the Commercial Companies Code; the periods provided for in this article are applicable to the original date of the General Meeting and not to the date on which of the General Meeting was resumed.

2. The agenda of the General Meeting may not be extended in comparison to the original agenda included in the notices convening the General Meeting.

3. The resolution on adjourning the Assembly does not require an additional notice in a manner reserved for the convening of a general meeting, such notice including information on the place where the General Meeting is resumed, provided, however, that this place is located in the same city.

4.1.If the General Meeting decides to adjourn the debate, all resolutions passed before the adjournment shall be recorded in the minutes; the minutes shall indicate that the General Meeting was adjourned.

4.2 All resolutions passed after the adjournment of the General Meeting shall be recorded in a separate minutes; should the General Meeting be adjourned more than once, resolutions shall be recorded in separate minutes drawn for each part of the General Meeting.

4.3 A list of attendance for each part of the Assembly shall be attached to each minutes drawn in form of a notary deed in accordance with point 4.2."

§ 14 shall be named as 15, and after section 4 shall be added section 5 worded as follows:
"5. Powers of attorney to vote or any other documents corroborating that the Shareholder acts via a representative should be included in the book of minutes. The book of minutes should also include an official copy of the minutes in form of a notary deed and documents confirming proper convening of a General Meeting."

§ 15 shall be named as 16,

§ 16 shall be named as 17 and worded as follows:
"§ 17. Uniform text of the By-laws.
The Management Board shall be obliged to compile a uniform text of the By-laws within 14 days after the By-laws have been amended by the General Meeting."

"Resolution No. 9
In relation to the resolution of the Extraordinary General Meeting of 8 May 1998 on the series D shares issue, amended by resolution No. 1 of the extraordinary General Meeting of 1 December 1998 (notarial deeds: rep A No. 2373/98 and rep. A No. 7503/98) a part of which was designated for subscription by persons covered by share incentive plans and other incentive programs at Agora SA (Series D Shares) approval is hereby granted for the list of persons conditionally authorised to purchase Series D shares under the 2001 incentive plan at a total of 17,695 shares (say: seventeen thousand six hundred ninety five), such list being included in resolution No. 1 of the Management Board of 5 June 2002 (Schedule No. 2 to this resolution) and in the resolution of the Supervisory Board of 16 May 2002."

"Resolution No. 10
In relation to the representation of Agora - Holding Spółka z ograniczoną odpowiedzialnością (Agora - Holding) of 11 March 1998 (notarial deed rep. A No. 1092/98) on its accession to AGORA Spółka Akcyjna with its registered seat in Warsaw (Agora) as well as the resolution of extraordinary Meeting of Shareholders of Agora - Holding of 28 May 1998 (notarial deed rep. A No. 4629/98) on the terms and conditions of sale by Agora - Holding of registered series B shares of Agora, subscribed for by Agora - Holding for the purposes of transferring the ownership title to a part of such shares to persons participating in the incentive plans and other similar incentive programs at Agora, such persons being authorised to purchase shares on the basis of a resolution of the General Meeting of Agora (Series B Shares), approval is hereby granted for the list of persons conditionally authorised to purchase Series B Shares at a total of 778,076 shares (say: seven hundred seventy eight thousand seventy six) which list was aproved by Agora - Holding and included in resolution No. 2 of the Management Board of 5 June 2002 (schedule to the agreement)."

AGORA SA

File No.: 82 – 4941

The Company's Announcement released on June 25th, 2002:

The Management Board of Agora SA informs that on 24th June 2002 the General Meeting resolved the following changes in the composition of the Supervisory Board:
1. appointed Stanislaw Soltysinski President of the Supervisory Board of Agora SA for a three year term of office;
2. appointed Anna Fornalczyk and Brian Cooper to the Supervisory Board of Agora SA for a term of office which shall terminate with the end of the term of office of the members of the Supervisory Board appointed by the General Meeting on 27th June 2001 (i.e. in 2004).

Stanislaw Soltysinski is the founding partner in the Soltysinski, Kawecki & Szlezak law firm, member of the Civil Law Codification Committee. He serves on supervisory boards of Bank Handlowy SA, Pol Am Pack SA and Can Pack SA. Co-author of Polish Commercial Companies Code and author of many articles and monographs. Mr. Soltysinski holds the title of Professor of Law from the Department of Law at the Adam Mickiewicz University in Poznan. He also holds postgraduate degrees from Oxford and Columbia Universities and London School of Economics.

Anna Fornalczyk is a member of Protection of Consumers' Interest Committee of Office for Competition and Consumer Protection, Science Council of Polish Chamber of Pension Funds as well as Polish-American Freedom Fundation Directors' Council, and the owner of consulting firm Competition Development Center (COMPER). From 1990 to 1995 she headed Antimonopoly Office (today's Office for Competition and Consumer Protection). She led negotiations regarding the competition rules with Commission of the European Communities. She served as a competition advisor to the World Bank. From 1995 to 1996 she was delegated by the EU Committe to act as a consultant for Antimonopoly Committe in Russia. From 1995 to 2001 she was a member of supervisory boards of PBG, Bank Inicjatyw Gospodarczych, Softbank and Delecta.
She is an author of many publications on microeconomy and competition in Poland and abroad.
Anna Fornalczyk graduated from Faculty of Economy and Social Studies of Lodz University. She holds a title of Professor of Economy.

Brian G. Cooper has served as Sr. Vice President of Cox Newspapers, Inc. since 1996. Cooper is responsible for overseeing Cox's nine community newspapers, the newspapers' financial operations, as well as the company's interest in Cox CustomMedia and PAGAS Mailing Services. Cooper also served as a representative on the boards of Trader Publishing Company and SP Newsprint.
Brian Cooper came to Cox in 1984 as Assistant Controller of the Dayton Newspapers, Ohio. In 1987, he became Manager of Financial Analysis for Cox Newspapers. Two years later he became Controller and two years thereafter, Vice President of Finance. From 1994 to 1998 he was a member of Supervisory Board of Agora (then under the name of Agora-Gazeta Sp. z o.o.). From 1993 he was involved in advising Agora on its project completion and development.
Cooper was awarded a Bachelor of Science in accounting and a Master of Business Administration in finance from Wright State University. Cooper is a Certified Public Accountant and a Certified Management Accountant.

AGORA SA

File No.: 82 – 4941

The Company's Announcement released on June 25th, 2002:

The Management Board of Agora SA confirms that on 24 June 2002 the following shareholders held 5% or more of the total number of votes at the General Meeting of Shareholders:

1. Agora-Holding Sp. z o.o.: 32.482.876 votes, equal to 42.8% of the total number of votes;

2. Cox Poland Investements, Inc.: 7.774.690 votes, equal to 10,3% of the total number of votes;

3. Deutsche Bank Trust Company Americas (previously Bankers Trust Company): 5.302.513 votes, equal to 6,99% of the total number of votes.

AGORA SA

File No.: 82 – 4941

The Company's Announcement released on July 3rd, 2002:

The Management Board of Agora SA informs, that starting from July 5, 2002, 2.262.483 of Agora's shares shall be admitted to trade on the Warsaw Stock Exchange main market. The shares constitute 9% of all shares currently listed on WSE and 11% of all shares admitted to stock exchange trade and owned by shareholders entitled to execute less that 5% of votes at the General Assembly each, and the depositary bank (free float).

The shares have been purchased by the employees of Agora its and affiliate companies within the capital group as a part of participation plans carried out by the Company in co-operation with Agora-Holding Sp. z o.o.

1,6 mln of the shares are owned by shareholders, who purchased shares as a result of the Company's transformation into joint stock company in 1998. The remaining shares were purchased between 2000 and 2001 from Agora-Holding Sp. z o.o. at the share nominal value.

AGORA SA

File No.: 82 – 4941

The Company's Announcement released on July 15th, 2002:

The Management Board of Agora SA informs that on 12th and 15th July 2002 Mr. Piotr Niemczycki, Vice-President of Agora SA Management Board, sold on the Warsaw Stock Exchange 8,557 shares of Agora SA at the average price of 50.74 PLN (12.17 USD) per share. These shares constitute 0.5 % of the total number of shares in Agora SA held by Mr. Niemczycki on 11th July 2002.

After the disposal Mr. Piotr Niemczycki holds 1,862,725 shares in Agora SA.

Agora SA, PL 00-732 Warsaw, Czerska 8/10, tel. + 48 22 555 43 73, fax + 48 22 555 47 11

File No.: 82 – 4941

The Company's Announcement released on July 29th, 2002:

The Management Board of Agora SA informs about the intention to merge Agora SA, with its registered seat in Warsaw (Agora), with the company City Magazine Sp. z o.o., with its seat in Warsaw (City Magazine). The merger shall be executed in accordance with art. 492 §1.1 of the Polish Commercial Companies Code (PCCC) through a transfer of all of City Magazine's assets to Agora. Given that City Magazine is a wholly owned subsidiary of Agora, the merger shall be executed without increasing the share capital of Agora and granting Agora's shares in return for the City Magazine's assets, as provided by art. 515 of the PCCC.

City Magazine publishes free-of-charge monthly *City Magazine* in 7 local editions: Warsaw, Krakow, agglomeration of Gdansk, Gdynia and Sopot, Poznan, Lodz, Katowice and Wroclaw.

Agora SA is a publisher of *Gazeta Wyborcza* , 12 colour magazines, free newspaper *Metro* and holds stakes in companies operating radio stations.

The decision about the merger was made to enable further integration of the publishing activities of City Magazine into Agora's business. The long-term benefit of the merger will result in reduction of City Magazine publishing costs and better use of Agora's potential to secure further growth of the titles published by City Magazine.

The Management Board of Agora announces hereby the merger plan approved as of July 26, 2002, prepared in accordance with art. 498 and art. 499 of the PCCC.
Pursuant to art. 516 § 1, § 5i, §6 of the PCCC the merger plan is abbreviated and it does not include the Management Board's report as provided by art. 501 of the PCCC, and written auditor's opinion prepared according to art. 503 §1of the PCCC.

MERGER PLAN

The merger plan was agreed upon and signed on July 26, 2002 in Warsaw by the Management Boards of the following companies:

1) Agora Spolka Akcyjna (a joint stock company) with its registered seat in Warsaw at Czerska 8/10, entered into commercial register, kept by the Regional Court of the City of Warsaw, XX Commercial and Registry Department (KRS 59944); represented by Zbigniew Bak - member of the Management Board

and

2) City Magazine, Spolka z ograniczana odpowiedzialnoscia (a limited liability company) with its registered seat in Warsaw at Plac Konstytucji 6/79, entered into commercial register, kept by the Regional Court of the City of Warsaw, XIX Commercial and Registry Department (KRS 22902), represented by Katarzyna Marciniewicz and Beata Remjasz – members of the Management Board.

The aforementioned merger plan was prepared in accordance with articles 498 and 499 of the Polish Commercial Companies Code (PCCC).
Pursuant to art. 516 § 1, § 5i, §6 of the PCCC the merger plan is abbreviated.

1. LEGAL FORM OF ENTITY, NAME AND REGISTER

1.1. The transferee
Agora Joint Stock Company with its registered seat in Warsaw at Czerska 8/10, entered into commercial register, kept by the Regional Court of the City of Warsaw, XX Commercial and Registry Department (KRS 59944), referred to as "Agora".

1.2. The transferor
City Magazine, Limited Liability Company with its registered seat in Warsaw at Plac Konstytucji 6/79, entered into commercial register, kept by the Regional Court of the City of Warsaw, XIX Commercial and Registry Department (KRS 22902), referred to as "City Magazine".

2. EXECUTION OF THE MERGER

The merger shall be executed according to art. 492 §1.1. of the PCCC through a transfer of all City Magazine's assets to Agora. Given that City Magazine is a wholly owned subsidiary of Agora, the merger shall be executed without increasing the share capital of Agora and granting Agora's shares in return for City Magazines assets, as provided by art. 515 of the PCCC.

3. RIGHTS GRANTED BY THE TRANSFEREE TO THE SHAREHOLDERS OR ANY PRIVILEDGED ENTITIES IN THE TRANSFEROR.

The plan does not provide for any special rights to be granted to the shareholders or any privileged entities in City Magazine.

4. PARTICULAR BENEFITS FOR MEMBERS OF THE GOVERNING BODIES OF THE MERGING COMPANIES OR ANY OTHER PARTICIPATING PARTIES

The plan does not provide for any particular benefits for the members of the governing bodies of Agora or City Magazine. There are no other parties to this merger.

5. THE STATUTE OF THE TRANSFEREE

Since the merger shall be executed without the increase in share capital of Agora, and due to the fact that Agora intends to continue City Magazine's activities which remains within the scope of Agora's business, no amendments to Agora's statute are required.

6. VALUATION OF THE TRANSFEROR'S ASSETS

The Management Boards of Agora and City Magazine determined the value of City Magazine's assets based on the book value as of June 30, 2002, which is presented in Attachment 1 hereto.

7. THE STATEMENTS ON THE FINANCIAL STANDING OF THE TRANSREREE AND THE TRANFEROR

The statements of the Management Boards of Agora and City Magazine on the financial standing of the companies to be merged, as of June 30, 2002, are presented in Attachments 2 and 3 hereto.

8. THE DATE OF ADOPTING RESOLUTIONS ON THE MERGER BY SHAREHOLDERS

The Management Boards of Agora and City Magazine tentatively agree that the merger resolution shall be adopted on October 17, 2002. The draft resolutions constitute attachments 4 and 5.

Appendices:

1) The statement on valuation of the City Magazine's assets
2) The statement on the financial standing of Agora SA
3) The statement on the financial standing of City Magazine
4) Draft resolution on the merger with City Magazine to be adopted by Agora's shareholders
5) Draft resolution on the merger with Agora to be adopted by City Magazine's shareholders

Appendix 1

STATEMENT

In accordance with art. 499 §2.3 of the PCCC, the Management Board of the Company under the name City Magazine, Sp. z o.o. (Polish limited liability company) with its registered seat in Warsaw at Plac Konstytucji 6/79, entered into commercial register, kept by the Regional Court of the City of Warsaw, XX Commercial and Registry Department (KRS 22902), declares as follows:

Due to intended merger of the Company, as a transferor, with the company under the name of Agora Spółka Akcyjna (joint stock company) with its registered seat in Warsaw at Czerska 8/10, entered into commercial register, kept by the Regional Court of the City of Warsaw, XX Commercial and Registry Department (KRS 59944) as a transferee,

The Management Board establishes the asset value of the Company as of June 30, 2002, calculated based on the Company's balance sheet as of that day, to be 1,565,352.61 (one million five hundred sixty five thousand three hundred fifty two and 61/100) Polish zloty.

Economic grounds for the valuation of the Company's assets

The Management Board established the value of the company's assets, based on the company's balance sheet as of, June 30, 2002, as a difference between the company's total assets and total liabilities and bad debt provisions. As the transferee, Agora SA, holds 100% of the shares of the Company, the merger shall be executed without share capital increase of Agora SA, as provided by art. 515§ 1 of the PCCC. The Management Board decided that the book value fairly represents the asset value of the Company. Therefore, discounted cash flow valuation was not necessary, the more so because the merger does not provide for issue or granting of Agora's shares in exchange for shares in the Company.

Warsaw, July 26, 2002

File No.: 82 – 4941

The Management Board of Agora SA hereby acknowledges and accepts the aforementioned statement and its justification.

Warsaw, July 26, 2002

Appendix 2

STATEMENT

In accordance with art. 499 § 2.4 of the PCCC, The Management Board of the company under the name of Agora Spółka Akcyjna (joint stock company) with its registered seat in Warsaw at Czerska 8/10 street, entered into commercial register, kept by the Regional Court of the City of Warsaw, XX Commercial and Registry Department (KRS 59944), declares as follows:

The financial standing of the company was presented in the attached balance sheet as of June 30, 2002, prepared under the same methodology and using the same layout as for the preparation of the annual balance sheet in accordance with the Accounting Act of September 29, 1994, and the accounting policies normally applied by the Company (the Balance Sheet).

The Balance Sheet was prepared as provided by art. 499 § 3 of the PCCC.

Warsaw, July 26, 2002

AGORA SA
Czerska 8/10
00-732 Warszawa

BALANCE SHEET* '000 PLN			
ASSETS	as on 30.06.2002	**LIABILITIES AND SHAREHOLDERS' EQUITY**	as on 30.06.2002
I. Fixed assets	**926 005**	**I. Equity**	**1 023 716**
1. Intangible fixed assets, including	98 435	1. Share capital	56 758
- goodwill	3 406	2. Outstanding share capital contributions (negative figure)	
2. Tangible fixed assets	748 147	3. Entity's own shares (negative figure)	
3. Long-term debtors	2	4. Reserve capital	902 219
3.1. From related entities	0	5. Revaluation reserve	581
3.2. From other entities	2	6. Other reserve capital	
4. Long-term investments	79 421	7. Accumulated profit/(loss) from previous years	
4.1. Real estate property		8. Profit after taxation for the financial year	64 158
4.2. Intangible fixed assets		9. Write-offs from net profit for the financial year (negative figure)	
4.3. Long-term financial assets	79 421	**II. Liabilities and provisions for liabilities**	**134 248**

a) in related entities	61 182	1. Provisions for liabilities	36 213
- shares in subordinated entities accounted for under the equity method		1.1. Provision for deferred income tax	25 167
b) in other entities	18 239	1.2. Provision for retirement pension and similar benefits	0
4.4. Other long-term investments		a) long-term provisions	
5. Long-term prepaid expenses	0	b) short-term provisions	
5.1. Assets from deferred income tax		1.3. Other provisions	11 046
5.2. Others	0	a) long-term provisions	9 600
II. Current assets	**231 959**	b) short-term provisions	1 446
1. Inventories	14 384	2. Long-term liabilities	20
2. Short-term receivables	117 588	2.1. To related entities	
2.1. From related entities	15 246	2.2. To other entities	20
2.2. From other entities	102 342	3. Short-term liabilities	81 380
3. Short-term investments	97 843	3.1. To related entities	4 776
3.1. Short-term financial assets	97 843	3.2. To other entities	66 193
a) in related entities	807	3.3. Special funds	10 411
b) in other entities	25	4. Interperiod settlements	16 635
c) cash and other cash assets	97 011	4.1. Negative goodwill	37
3.2. Other short-term investments		4.2. Other interperiod settlements	16 598
4. Short-term interperiod settlements	2 144	a) long-term	54
		b) short-term	16 544
Total assets	**1 157 964**	**Total equity and liabilities**	**1 157 964**

* in the first half of the year 2002 Agora SA received dividends amounting to PLN 8.9 million from its subsidiaries being subject to consolidation

Appendix 3

STATEMENT

In accordance with art. 499 § 2.4 of the PCCC, The Management Board of the company under the name of City Magazine, Spolka z ograniczoną odpowiedzialnością (Polish limited liability company) with its registered seat in Warsaw at Plac Konstytucji 6/79, entered into commercial register, kept by the Regional Court of the City of Warsaw, XX Commercial and Registry Department (KRS 22902), declares as follows:

The financial standing of the company was presented in the attached balance sheet as of June 30, 2002, prepared under the same methodology and using the same layout as for the preparation of the annual balance sheet in accordance with the Accounting Act of September 29, 1994, and the accounting policies normally applied by the Company (the Balance Sheet).

The Balance Sheet was prepared as provided by art. 499 § 3 of the PCCC.

Warsaw, July 26, 2002

BALANCE SHEET AS ON 30-06-2002

AGORA SA

File No.: 82 – 4941

City Magazine Sp. z o. o.
Warszawa
Pl. Konstytucji 6/79

ASSETS	PLN 01.01.2002	PLN 30.06.2002	LIABILITIES AND SHAREHOLDERS EQUITY	PLN 01.01.2002	PLN 30.06.2002
A. FIXED ASSETS (I to III)	**188 836.90**	**1 425 059.04**	**A.EQUITY (I do VII)**	**629 953.91**	**1 565 352.61**
I. Intangible fixed assets	**84 859.35**	**51 729.91**	**I. Share capital**	**50 000.00**	**50 000.00**
			II. Outstanding share capital contributions (negative value)	**0.00**	**0.00**
II. Tangible fixed assets	**103 977.55**	**80 529.13**			
			III. Reserve capital	**3 150 000.00**	**5 150 000.00**
III. Long-term investments	**0.00**	**1 292 800.00**	**IV. Revaluation reserve**	0.00	0.00
1. Real estate property			**V. Other reserve capital**	0.00	0.00
2. Shares	0.00	1 292 800.00	**VI. Accumulated profit/loss from previous years**	**-1 531 650.76**	**-2 570 046.09**
3. Long-term financial assets			**VII. Profit/loss after taxation for the financial year**	**-1 038 395.33**	**-1 064 601.30**
4. Other long-term investments					
			B. LIABILITIES AND PROVISIONS FOR LIABILITIES	**599 213.92**	**539 291.54**
IV. Long-term debtors	0.00	0.00	**I. Provisions for liabilities**	**0.00**	**0.00**
			II. Long-term liabilities	**0.00**	**0.00**
B. CURRENT ASSETS (I to IV)	**1 040 330.93**	**679 585.11**	**III. Short-term liabilities**	**469 928.61**	**393 660.93**
I. Inventories	0.00	0.00	**1. To related entities**	**7 804.34**	**51 316.73**
			2. To other entities	**452 061.49**	**314 146.17**
II. Short-term recivables	**715 041.56**	**484 898.12**	- payable within 12 months	452 061.49	314 146.17
1. From related entities	**402.60**	**1 183.40**	a) loans and credits		
2. From other entities	**714 638.96**	**483 714.72**	b) due to bond issue		
1. Recivables for services	897 956.05	862 201.02	c) other financial liabilities		
2. Revaluation of recivables	-210 750.20	-395 408.65	d) for deliveries and services	296 832.76	209 565.21
3. Budget recivables	565.40	397.95	e) down payments received		
4. Recivables for deliveries	4 490.99	2 513.22	f) liabilities due to tax, custom and social securities	140 279.14	100 235.17
5. Other recivables - employees	4 041.80	4 202.00	g) liabilities for remuneration	10 581.28	4 345.79
6. Other recivables	18 334.92	9 809.18	h) other short-term liabilities	4 368.31	
			- payable in the period over 12 months	0.00	0.00
III. Short-term investments	**323 853.98**	**184 413.31**	**3. Special funds**	**10 062.78**	**28 198.03**
1. Short-term financial assets	323 853.98	184 413.31			
a) in related entities			**IV. Interperiod settlements**	**129 285.31**	**145 630.61**
b) in other entities					
c) cash and other cash assets	323 853.98	184 413.31			
2. Other short-term investments	0.00	0.00			

IV. Short-term interperiod settlements	1 435.39	10 273.68			
TOTAL ASSETS	1 229 167.83	2 104 644.15	TOTAL EQUITY AND LIABILITIES	1 229 167.83	2 104 644.15

Appendix 4

The resolution No...dated ....2002 of the Extraordinary Meeting of Shareholders of Agora Spolka Akcyjna with its seat in Warsaw (the Company) on its merger with City Magazine, Spolka z ograniczona odpowiedzialnoscia with its seat in Warsaw.

The Meeting of Shareholders resolves as follows:

1) to merge the company with City Magazine, Spolka z ograniczona odpowiedzialnoscia, with its registered seat in Warsaw at Plac Konstytucji 6/79, entered into commercial register, kept by the Regional Court of the City of Warsaw, XX Commercial and Registry Department under KRS 22902 (City Magazine);

2) to approve the merger plan presented and agreed upon by the Management Boards of the merging companies, providing that the merger will be effected:
   a) according to art. 492 §1 art. 515 § 1 of the Commercial Companies Code, through a transfer of all assets of City Magazine (the transferor) to the Company (the transferee), which is a sole shareholder of City Magazine,
   b) with no share capital increase or amendments to the Statute of the Company,
   c) on the basis of the balance sheets of the merging companies prepared as of June 30, 2002;

3) to obligate the Management Board to submit the adopted resolutions to the Registry Court in compliance with art. 507 §1 of the Commercial Companies Code.

Appendix 5

The resolution no...dated ....2002 of the Extraordinary Meeting of Shareholders of City Magazine Spolka z ograniczona odpowiedzialnoscia with its seat in Warsaw (the Company) on its merger with Agora Spółka Akcyjna with its seat in Warsaw.

The Meeting of Shareholders resolves as follows:

1) to merge the company with Agora Spolka Akcyjna with its registered seat in Warsaw at Czerska 8/10 street, entered into commercial register, kept by the Regional Court of the City of Warsaw, XX Commercial and Registry Department under KRS 59944 (Agora);
2) to approve the merger plan presented and agreed upon by the Management Boards of the merging companies, providing that the merger will be effected:
   a) according to art. 492 §1 art. 515 § 1 of the Commercial Companies Code, through a transfer of all assets of the Company (the transferor) to Agora (the transferee), which is a sole shareholder of the Company,
   b) with no share capital increase in Agora or amendments to its Statute,

c) on the basis of the balance sheets of the merging companies prepared as of June 30, 2002;

3) to accept the Statute of Agora as made on 11 March 1998 in Warsaw by Izabela Miklas, notary in Warsaw, under repertory A 1081/98, the amended and restated text of which was adopted by a notarial deed made by Hanna Kacprzak - Kucharska, notary in Warsaw, on 27 June 2001, repertory number A 4730/2001 and amended by a notarial deed made by Marta Zachorska - a deputy of Hanna Kacprzak - Kucharska, notary in Warsaw, on 29 October 2001, repertory number A 8355/2001;

4) to obligate the Management Board to submit the adopted resolutions to the Registry Court in compliance with art. 507 §1 of the Commercial Companies Code.

AGORA SA

File No.: 82 – 4941

The Company's Announcement released on August 5th, 2002:

AGORA GROUP - IAS

AGORA SA ANNOUNCES INTERIM RESULTS FOR THE FIRST HALF OF 2002 (PRESENTED ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS)

REVENUES PLN 382.9 MILLION, NET PROFIT PLN 47.9 MILLION

The consolidated results for the first half of 2002 include 20 subsidiaries and associated companies of the radio business. As of April 2002, the Group's results include also the financial results of 12 magazines.

HIGHLIGHTS

In the first half of 2002:

- Operating profit amounted to PLN 54.0 million
- EBITDA margin reached 27.8%
- Operating cash flow stood at PLN 94.0 million
- Cash at the end of June amounted to PLN 102.3 million, a credit line of PLN 500 million remained fully available (no drawings made yet)
- Active implementation of the growth strategy – 12 color magazines already on board, signed agreement to purchase AMS, Poland's leading outdoor company

Newspaper

In the first half of 2002:

- *Gazeta Wyborcza*'s average paid circulation declined by 4.2%, its share in total daily newspaper market during the period Jan-May of the current year increased by 0.4 pp.
- *Gazeta*'s advertising revenue down by 24.4% to PLN 229.7 million, its share in paid daily newspaper market grew by 1.4 pp to 49.4%.
- Net revenue per ad page upped by 0.9% to PLN 6,091.
- EBITDA margin of the press segment reached 32.8%.

Magazines (excluding **City Magazine***)*

In the second quarter of 2002:

- Total revenue of PLN 18.5 million
- Advertising revenue at PLN 7.7 million, which translated into 4.8% share in the magazine advertising market.

Local radio group

In the first half of 2002:

- Advertising sales of local radio group increased by 17.1% to PLN 18.8 million (advertising sales solely for a group of 14 stations reflected in the report for the first half of 2001 increased by 4.7%), whereas total radio advertising market declined by 5.2% and local radio market slumped by 15%
- EBITDA was minus PLN 1.2 million, and EBITDA margin - minus 6.0%

Other

- Total online revenue hiked by 91.8% to PLN 2.8 million in the first half of 2002, while advertising revenue rose by 129.1% to PLN 2.4 million
- As of March 2002 the next phase of new headquarters development began (capex in the first half of 2002 amounted to PLN 56.7 million)

File No.: 82 – 4941

Member of the Management Board, head of New Business Development, Zbigniew Bak, said:
"The performance of the advertising market does not make you feel optimistic. In the context of the overall market gloom, we are pleased with the Group's performance. Thanks to joint efforts of our team, not only did the Company deliver sound EBITDA margin at the level of 28%, but also maintained advertising market share in all businesses. We are also happy with the Company's growth strategy, it is bringing expected results. We are getting bigger and soon, after AMS transaction is completed, we will become a leading player in two segments of the advertising market – daily press and outdoor. We are also going to spear no endeavours to strengthen Agora's position in two other segments – radio and magazines."

File No.: 82 – 4941

All advertising data presented herein are according to Agora estimates corrected for estimated average discount rates, and are presented in current prices. The estimates are based on rate card data from the following sources: AGB Polska, CR Media *and* Agora Monitoring. *Data on advertising spend in magazines is based on magazines monitored by Agora.*

External and Internal Factors Important for the Development of the Group

The financial results and market performance of the Group show that our persistence in implementing the recessionary strategy brings its rewards. Although the Group's revenues (excluding radio stations and magazines) dropped by 13.9% in the first half of the year, thanks to efficient cost curbing program, EBITDA margin (excluding radio stations and magazine businesses) was maintained at the high level of 28.7%. The Group generated operating cash flow at the level of PLN 94.0 million.
The Group has also harvested the first crops of its development strategy: extended the publishing business via acquisition of 12 magazine titles and signed the agreement to purchase the leading Polish outdoor advertising company, AMS.

Economic situation in Poland and advertising market

According to estimates, GDP growth in the second quarter of 2002 was 0.7-1.0%, while the unemployment rate stood
at the high level of 17.3%.
Advertising recession continues. Contrary to our expectations, the market did not reach its bottom in the first quarter
of this year. The second quarter, although it brought better figures thanks to seasonality effect, still did not give impulse to the trend reversal. According to Agora estimates, total advertising spending in the second quarter of this year declined by 14.2% yoy: TV advertising decreased by 8.5%, print advertising went down by 22.3%, radio by 6.0% and outdoor by 13.1%. It is noticeable that TV and outdoor segments recorded higher yoy decline rates in the second quarter of this year than in the first. The decline is partly explained by the introduction of severe restrictions on the advertising of beer since last September because beer advertising campaigns are particularly intensive in the second and third quarters.
In the first half of 2002 the advertising market in Poland decreased by 14.4% yoy. The TV market went down by 7.5%, print market decreased by 24.1%, while radio and outdoor markets shrank by 5.2% and 8.9%, respectively.
The discounts pressure among media players did not ease either. On the contrary, in the second quarter of this year the price war intensified. Still, TV remains the cheapest medium on a CPM basis. It is also TV which grants the highest discounts exceeding even 60% on average.
The advertising recession gave rise to the market consolidation. Some of small advertising agencies went out of business while big and medium agencies joined efforts and created media houses. Thus, stronger players could negotiate better advertising rates and higher discounts. Smaller advertisers from some sectors, such as retail
or construction, shifted part of their advertising spending to TV. The decline of the major ad categories adds up to the gloomy scenario. In the second quarter of 2002, we observed the strongest decrease in the following daily newspaper advertising categories: automotive (down 38%), construction (down 28%), employment (down 26%), retail (down 28%).

Operating review

Growth strategy
As recession continues, Agora effectively uses its financial strength to build up scale of its business.
In April, the Group extended its publishing business through a purchase of 12 color magazine titles. Now the magazine business is being integrated with the Group on the operating and financial level.
In the second half of June, Agora signed an agreement to purchase a majority stake in AMS – Poland's outdoor market leader. After completion of the acquisition process, we will prepare a three-year operating and development plan for the company.

The new business division continues to examine existing and look for new investment opportunities.

Sales

In the second quarter of this year the downward trend in the copy sales market did not reverse. According to the National Circulation Audit Office (ZKDP), the number of daily newspapers sold in the period of Jan-May decreased by 4.6% (copy sales of national dailies declined by 6%). Average paid circulation of *Gazeta Wyborcza* in the first half of this year amounted to 434 thousand copies, which translates into slower than the market decline of 4.2% yoy. Revenue from copy sales was up 11.3%.

Gazeta Wyborcza's advertising revenues in the first half of this year versus the first half of 2001 fell by 24.4%, while the paid daily newspaper market decreased by 27.2%. *Gazeta Wyborcza*'s share in the paid daily newspaper market amounted to 49.4%, up 1.4pp yoy.

Agora's radio stations have maintained their high audience ratings and thanks to their performance Agora is the leader in the local radio stations market and the third largest player in the commercial radio stations market in Poland. Our local stations' share in the total radio advertising market increased by 2pp in the first half of this year. Advertising revenues of our local radio stations jumped by 17.1%, while the total and local radio advertising markets shrank by 5.2% and 15%, respectively.

In the second quarter of this year, total advertising revenues of 12 magazines amounted to PLN 7.7 million, which translates into 4.8% share in the national magazine market.

City Magazine's advertising revenues in the first half of 2002 fell by 17.5% yoy, and amounted to PLN 1.7 million.

Operating costs (excluding magazine and radio businesses)

The cost curbing program implemented in the second half of 2001 brings its rewards. Operating costs (excluding D&A) amounted to PLN 127.1 million in the second quarter of this year, which is a 12.0% drop yoy (in the first half of the year the figure reached PLN 250.4 million, which is a 9.0% decrease yoy).

In the first half of the year, the newsprint cost of *Gazeta Wyborcza* was lower by 21.8% yoy. The decline is attributed to newsprint price in EURO lower by 7.7% yoy, savings of PLN 9.7 million resulting from 14.0% volume reduction which followed changes implemented to the layout and structure of the products, as well as still favorable PLN-EURO exchange rate.

Moreover, the staff costs in the second quarter of 2002 fell by 5.6% (in the first half of the year the decline was 3.7% yoy). The decrease was possible due to reduced employment and salary freeze imposed in 2002. Employment at the end of June amounted to 3,131 people which is 5.5% lower in comparison with December 2001 and 10.6% down versus June 2001.

Prospects for the remainder of the year

In line with our earlier announcements, Agora does not expect the reversal of the trend in the advertising market this year. Given the deeper than initially estimated slide in the advertising market, the Company's management board estimates a several percent decline in the Group's revenues in 2002 yoy.

The Group will continue to control its cost base on all operating levels.

Recently we have witnessed the significant strengthening of EURO vis a vis PLN. Should the trend be maintained, it will have a negative impact on the Group's costs.

File No.: 82 – 4941

FINANCIAL RESULTS

In consideration of the increase in the number of subsidiary and associated companies in radio and related businesses, and the impact they are beginning to have on the operating and net results of the Agora Group, the Management Board, following the advice of the Company's auditors as well as investors' request, decided to fully consolidate the financial statements of these companies into the consolidated financial statements of the Group.

Since the impact of the results of the previously not consolidated subsidiary and associated companies on the comparative financial statements is immaterial, the historical consolidated comparable financial statements have not been adjusted for this change and include solely the figures for Agora SA and Agora Poligrafia Sp. z o.o. The cumulative impact of this change in consolidation policy on shareholders' equity has been charged to shareholders' equity at the opening balance sheet as at January 1, 2002.

The financial statements of the Group for the first half of 2002 include consolidated data for the following companies:

	Companies consolidated using the acquisition method	Agora's equity holding
1	Agora Poligrafia Sp. z o.o.	100%
2	KKK Fm S.A. Wrocław	84%
3	Elita Sp. z o.o. Bydgoszcz	99%
4	Trefl sp. z o.o. Sopot	99.96%
5	IM 40 Sp. z o.o. Warszawa	72%
6	LRR Sp. z o.o. Warszawa	100%
7	O'le Sp. z o.o. Opole	100%
8	Karolina Sp. z o.o. Tychy	100%
9	CITY Sp. z o.o. Czestochowa	100%
10	ZUH UZNAM Sp. z o.o. Swinoujscie	100%
11	ROM Sp. z o.o. Warszawa	100%
12	Barys Sp. z o.o. Tychy	90%
13	Agencja Reklamowa Jowisz Jelenia Gora	99%
14	Radio Pomoze Bydgoszcz	100%

	Companies consolidated using the equity method	Agora's equity holding
15	Multimedia Plus Srem	48%
16	Wibor Nowy Sacz	49%
17	Jazz Sp. z o.o. Poznan	42%
18	BOR Sp. z o.o. Poznan	46%
19	Inforadio Sp. z o.o. Warszawa	41.6%
20	Radio Wanda Krakow	27%

The remaining companies in which Agora SA owns shares (incl. City Magazine Sp. z o.o.) are not consolidated as they are totally immaterial.

CHANGES IN SIGNIFICANT BALANCES in the financial statements of the Group, as of and for the six months ended June 30, 2002, resulting from inclusion in the Group of the financial statements of subsidiary and associated companies operating in the radio and related businesses, are as follows:

In BALANCE SHEET:

	PLN million
Fixed assets	(19.0)
incl. goodwill on consolidation	*20.4*
incl. Long term investments like. shares and loans	*(44.6)*
Current assets	9.1
Total Assets/Liabilities	**(9.9)**
Equity	(14.6)
Minority interests	0.9
Liabilities	3.8

in CASH FLOW STATEMENT:

Cash at the end of period	**5.0**

in PROFIT AND LOSS ACCOUNT:

Net revenue	14.3
Operating profit	**(1.5)**
Share of profits/losses in associated companies	**(0.9)**
Pretax profit	**(5.9)**

Corporate income tax	(1.1)
Share of minority interests	(0.4)
Net profit (loss)	**(7.4)**

Gross amount of goodwill from consolidation of subsidiary and associated companies, operating in radio and related businesses as at June 30, 2002, amounted to PLN 24.9 million and is depreciated over the period of 10 years.

AGORA SA

File No.: 82 – 4941

PROFIT AND LOSS ACCOUNT of the GROUP in PLN million	II Q 2002	II Q 2001	% change 2002vs. 2001	I H 2002	I H 2001	% change 2002 vs. 2001
Net revenue	217.3	208.5	*4.2%*	382.9	406.5	*(5.8%)*
Operating cost	**(182.2)**	**(165.6)**	***10.1%***	**(328.9)**	**(318.4)**	***3.3%***
Operating profit	35.1	42.9	*(18.2%)*	54.0	88.1	*(38.7%)*
Share in profit/loss of associated companies	**(0.9)**	**-**	**-**	**(0.9)**	**-**	**-**
Profit on disposal of investments*	-	104.0	-	-	104.0	-
Provisions for diminution in value of investments**	**(0.8)**	**(12.1)**	***(93.6%)***	**(1.8)**	**(12.1)**	***(85.4%)***
Interest & other fin. income and expense, net***	(0.2)	(1.9)	*(113.1%)*	5.3	(2.6)	-
Dividends received	-	2.4	-	-	2.4	-
Pretax profit	33.2	135.3	*(75.5%)*	56.7	179.8	*(68.5%)*
Corporate income tax	(1.4)	(13.9)	*(90.1%)*	(8.4)	(22.1)	*(62.1%)*
Share of minority interests	**(0.4)**	**-**	**-**	**(0.4)**	**-**	**-**
Net profit	**31.4**	**121.4**	***(74.1%)***	**47.9**	**157.7**	***(69.6%)***
EPS - net profit per 1 common share (PLN)	0.55	2.14	*(74.1%)*	0.84	2.78	*(69.6%)*
EBIT	**36.1**	**42.6**	***(15.3%)***	**54.8**	**87.8**	***(37.6%)***
EBIT margin (EBIT/Revenue)	16.6%	20.4%	*(3.8pp)*	14.3%	21.6%	*(7.3pp)*
EBITDA	**64.3**	**63.8**	***0.7%***	**106.4**	**131.1**	***(18.9%)***
EBITDA margin (EBITDA/Revenue)	29.6%	30.6%	*(1.0pp)*	27.8%	32.2%	*(4.4pp)*

* *In 2001 a sum of PLN 104 million resulted from a transaction connected with disposal of 12.12% shares of Telewizyjna Korporacja Partycypacyjna S.A. (TKP). The transaction increased net profit by PLN 101.9 million.*

** *In 2001 provisions were set up for granted guarantee of bank loan repayment (PLN 9.6 million) and a loan for the associated company Inforadio Sp. z o.o. (PLN 2.5 million).*

*** *In 2001 the Company incurred a financial expense resulting from long-term currency swaps entered into to hedge its payments in Euro.*

Operating profits and costs of the Group are described in detail later in this report.
As of April 2002, the Group's result is also affected by a new segment: Magazines. The results of this segment are presented in another section of this report discussing in detail Agora's operations.

Provisions set up for investments in associated companies amounted to PLN 1.8 million.

Financial income and expenses, net include mainly interest income and expense, profit/loss on sales of securities and foreign exchange differences.
Income on short-term financial investments (securities, forward transactions, bank deposits) in the first half of 2002 amounted to PLN 6.5 million, including PLN 0.2 million of income on revaluation of securities as at June 30, 2002. Average yield on short-term financial investments (PLN denominated securities and bank deposits only) reached
9.1% p.a.

Deferred income tax
Due to planned reduction of the corporate income tax rates to 24% in 2003 and 22% in 2004, envisaged by the Polish law currently in place, those changes have been incorporated in the calculation of the provision for deferred tax of the Group. Had the provision for deferred taxation been calculated as before using historical rather than prospective tax rates, the Group's net result for the first six months of 2002 (as at June 30, 2002) would have been lower and the provision for deferred tax higher by PLN 7.5 million.

File No.: 82 - 4941

BALANCE SHEET of the GROUP in PLN million	30.06.2002	30.06.2001	%change 2002 vs. 2001
TOTAL ASSETS	1,197.8	1,127.8	6.2%
Fixed assets	961.2	759.2	26.6%
Share in balance sheet total	*80.2%*	*67.3%*	
Current assets	236.6	368.6	(35.8%)
Share in balance sheet total	*19.8%*	*32.7%*	
TOTAL LIABILITIES	1,197.8	1,127.8	6.2%
Equity	1,061.3	1,002.0	5.9%
Share in balance sheet total	*88.6%*	*88.8%*	
Minority interests	0.9	-	-
Share in balance sheet total	*0.1%*	-	
Long term liabilities	25.4	25.4	0.0%
Share in balance sheet total	*2.1%*	*2.3%*	
Current liabilities	110.2	100.4	9.8%
Share in balance sheet total	*9.2%*	*8.9%*	

Fixed assets

Following the acquisition of the assets and liabilities comprising the enterprise of the company "Proszynski i S-ka - Czasopisma" Sp. z o.o., the Group acquired 12 new magazine titles of gross book value of PLN 82.7 million (the Group will use an amortization period of 5 to 20 years for accounting purposes and 5 years for tax purposes).

Current assets

Reduction in current assets results from a decrease in cash and cash equivalents (i.e. cash position and short-term securities fell by PLN 134.0 million).

Long-term liabilities

Increase in provisions, compared to 30 June, 2001, results from increase in provisions for deferred tax (increase of PLN 8.8 million).

As at June 30, 2002, Agora did not make any drawings out of its PLN 500 million credit line.

CASH FLOW STATEMENT of the GROUP in PLN million	II Q 2002	II Q 2001	% change 2002 vs. 2001	I H 2002	I H 2001	% change 2002 vs. 2001
Net cash from operating activities	41.7	64.8	(35.6%)	94.4	119.9	(21.3%)
Net cash from investment activities	(98.5)	(27.3)	261.7%	(128.2)	(19.4)	556.8%
Net cash from financing activities	(1.8)	(1.8)	(2.9%)	(1.8)	(15.3)	(88.3%)
Total movement of cash and cash equivalents	**(58.6)**	**35.7**	-	**(35.5)**	**85.2**	-
Cash at the end of period (*)	**102.3**	**132.5**	(22.8%)	**102.3**	**132.5**	(22.8%)

(*) excl. short term securities

At the end of June 2002, the Group had PLN 102.3 million of cash and PLN 2.5 million of short term securities.

Cash flow from operating activities for the 6 months ended 30 June 2002 and for the second quarter of 2002 includes a one-off expenditure of PLN 12.6 million which represents repayment of net liabilities taken over together with the business of color magazines. Such a large amount of net liabilities results mostly from overdue liabilities for printing of the magazines.

Net cash from investment activities in the first half of 2002 includes a purchase of 12 magazines (PLN 73.5 million – purchase price and fees) and capital expenditures of PLN 94.4 million, in that: PLN 56.7 million for the Company's new premises, PLN 9.5 million for purchase of land for the new premises extension, PLN 0.6 million for the Internet project, PLN 4.5 million for IT and telecommunications investments, PLN 12.2 million for printing facilities.

Net cash from financing activities in 2001 relates mainly to EURO forward purchase contracts.

File No.: 82 – 4941

OPERATING REVIEW – MAJOR ACTIVITIES OF THE AGORA GROUP

I. THE PRESS SEGMENT

1. GAZETA WYBORCZA

1.1 REVENUE

Copy sales

With average copy price (excl. VAT) higher by 15.9% yoy, revenue from copy sales of *Gazeta Wyborcza* in the first half of 2002 increased by 11.3% to PLN 91.6 million and accounted for 23.9% of the Group's revenue. According to preliminary data from the National Circulation Audit Office, in the period between January and May 2002 the number of copies sold of all daily newspapers went down by 4.6% (with paid circulation of national dailies down by 6%). Although June figures are not available yet, a deepening downward trend in paid circulation could be observed in that period.
In the period Jan-June 2002, *Gazeta*'s paid circulation reached 434 thousand copies and was 4.2% lower than in the first half of 2001.

Advertising sales

In the first half of 2002, Polish advertising market decreased by 14.4% (14.7% in the first quarter and 14.2% in the second).
Print advertising market recorded a 24.1% decrease in sales in the first half of 2002 (26.3% in the first quarter and 22.3% in the second).
Advertising market of paid dailies was down by 27.2% (with a 31.4% decrease in the first quarter of 2002 and 23.5%
in the second), while its share in total print market reached 50.6% (a decline of 2.2pp).
In the first half of 2002, *Gazeta's* share in paid dailies ad market rose by 1.4pp to 49.4% (up 0.3pp, to 65.2% in paid national dailies market, up 3.9pp to 85.9% in Warsaw paid dailies, and up 3.3pp to 27.3% in other local markets). In the second quarter of 2002, *Gazeta's* share in the advertising revenues from paid dailies was up 1.3pp and reached 48.7% yoy.
In the first half of 2002, advertising sales in *Gazeta Wyborcza* reached PLN 229.7 million, that is 24.4% less than in the first half of 2001, and accounted for 60.0% of the Group's revenue.

Advertising revenue of *Gazeta Wyborcza* in PLN million	**II Q 2002**	**II Q 2001**	*% change 2002 vs. 2001*	**I H 2002**	**I H 2001**	*% change 2002 vs. 2001*
A. Total revenue from *GW* ad sales	**124.7**	**157.8**	*(21.0%)*	**229.7**	**303.9**	*(24.4%)*
Gazeta's national advertising	64.5	88.1	*(26.8%)*	116.3	166.3	*(30.1%)*
Share in Gazeta's ad revenue	*51.7%*	*55.8%*		*50.7%*	*54.7%*	
Gazeta's local advertising (excl. Warsaw)	33.2	35.8	*(7.4%)*	60.9	69.3	*(12.0%)*
Share in Gazeta's ad revenue	*26.6%*	*22.7%*		*26.5%*	*22.8%*	
Gazeta's Warsaw advertising	27.0	33.9	*(20.3%)*	52.5	68.3	*(23.2%)*
Share in Gazeta's ad revenue	*21.7%*	*21.5%*		*22.8%*	*22.5%*	
B. *Gazeta*'s inserts	**5.4**	**4.9**	*9.6%*	**8.9**	**8.2**	*8.4%*
C. Other ad sales	**1.1**	**0.4**	*112.3%*	**1.6**	**0.9**	*75.6%*
TOTAL AD REVENUE (A+B+C)	**131.2**	**163.1**	*(19.5%)*	**240.2**	**313.0**	*(23.3%)*

Advertising lineage of display ads in the daily print market recorded a decrease of about 18% in the first half of 2002. Display lineage in national dailies fell by 18%, in Warsaw dailies by 26%, and in other local dailies by

17%. In the second quarter of 2002, a slowdown of the downward trend in daily advertising lineage could be observed (versus the first quarter of 2002).

In the first half of 2002 *Gazeta's* national display lineage slipped by 22.1%, Warsaw by 22.2% and other local by 20.9%. Total advertising lineage fell by 24.4%, 26.6% and 24.8% respectively.
Net revenue per ad page in *Gazeta Wyborcza* increased by 0.9% to PLN 6,091. Net revenue per ad page in national advertising declined by 7.5% to PLN 34,820, in Warsaw advertising increased by 4.6% to PLN 6,700, and reached PLN 2,297 in other local advertising (up 17.0%).

1.2 COST of newsprint and printing

Gazeta's production volume decreased by 14.0% in the first half of 2002 yoy. A total of 9.6 billion pages were printed and color page share reached 92.0% (78.6% in 2001).

The cost of newsprint used for production of *Gazeta* was PLN 60.0 million and accounted for 21.6% of the Group's operating cost before D&A. 28.1 thousand tons of newsprint were used, that is 5.0 thousand tons less than last year (decline of 15.1%). Newsprint cost was 21.8% lower than in the first half of 2001 due to lower production volume, lower newsprint prices in EURO (about 7.7%), as well as favorable PLN/EURO exchange rate in the described period (on average higher only by 2.4% yoy).

External printing cost of *Gazeta* amounted to PLN 9.8 million (decrease of 3.9%). Agora outsources printing of products that require heat-set technology (*High Heels, Color Magazine* and cover of the *TV Guide*). In the first half of 2002, 1.1 billion pages were printed externally (9.1% less than in the first half of 2001), which accounted for 11.5% of the total production volume.

In-house printing cost (Białołęka, Piła, Agora Poligrafia) of *Gazeta Wyborcza* reached PLN 42.5 million, 85.2%
of which was fixed cost.

In-house printing cost of *GW* in PLN million	**II Q 2002**	**II Q 2001**	*% change 2002 vs. 2001*	**I H 2002**	**I H 2001**	*% change 2002 vs. 2001*
Total fixed costs	**17.5**	**20.4**	*(14.3%)*	**36.2**	**40.6**	*(10.8%)*
Staff costs	5.4	7.2	*(25.6%)*	11.1	13.8	*(19.6%)*
Average employment	*603*	*734*	*(17.9%)*	*607*	*750*	*(19.1%)*
D&A	8.8	9.5	*(7.9%)*	18.2	19.0	*(3.9%)*
Other operating costs	3.3	3.7	*(8.7%)*	6.9	7.8	*(11.8%)*
Variable costs (mainly production materials)	3.2	3.7	*(13.0%)*	6.3	7.3	*(14.4%)*
TOTAL fixed and variable costs	20.7	24.1	*(14.1%)*	42.5	47.9	*(11.3%)*

Decrease in variable costs resulted from lower production volume.

Decrease in total fixed costs in comparison with 2001 is explained by cost curbing program implemented in 2001 and by coverage of a portion of fixed costs by external clients (the Group's in-house printing plants have been selling their surplus production capacity since July 2001).

Cost of newsprint and printing for *Gazeta Wyborcza* (in-house and external plants) without D&A amounted to PLN 94.0 million in the first half of 2002 and was lower by 18.8% yoy.

2. FREE PRESS

The free newspaper *Metro* is currently distributed in three cities in Poland (in Warsaw since October 2001, in Wrocław since December 2001, and in Katowice since April 2002) with current total circulation of 1.8 million copies per month.

In the first half of 2002, revenue from publishing *Metro* reached PLN 1.1 million, while operating cost amounted to PLN 1.8 million and EBITDA was minus PLN 0.7 million.

The share of free press in the Warsaw market, defined as the market of paid dailies, free dailies and the free weekly *Dzień Dobry*, amounted to 13.5% between January and June 2002, whereas Agora's share in the so defined Warsaw market reached 76%. Metro's share in the Warsaw free press market amounted to 15.2% in Q2 versus 9.3% in Q1.

3. PRESS SEGMENT RESULTS (Gazeta Wyborcza and other papers)

in PLN million	II Q 2002	II Q 2001	% change 2002 vs. 2001	I H 2002	I H 2001	% change 2002 vs. 2001
Total revenue	*182.5*	*207.5*	*(12.0%)*	*346.8*	*404.8*	*(14.3%)*
incl. advertising revenue	*132.3*	*163.9*	*(19.3%)*	*241.8*	*314.2*	*(23.0%)*

Total operating cost	**136.3**	**154.6**	***(11.9%)***	**270.4**	**301.9**	***(10.4%)***
Raw materials and consumables	38.2	46.6	*(18.1%)*	76.3	93.8	*(18.7%)*
incl. newsprint for GW	*30.1*	*38.7*	*(22.3%)*	*60.0*	*76.7*	*(21.8%)*
Staff costs	43.6	47.0	*(7.2%)*	86.0	90.9	*(5.4%)*
incl. payroll	*35.9*	*38.3*	*(6.3%)*	*70.7*	*74.1*	*(4.5%)*
D & A	17.9	18.6	*(3.8%)*	36.5	39.6	*(7.7%)*
Other costs and services	36.6	42.4	*(13.7%)*	71.7	77.6	*(7.6%)*
TOTAL operating costs before D&A	**118.4**	**136.0**	***(13.0%)***	**234.0**	**262.3**	***(10.8%)***

EBIT	*47.1*	*52.5*	*(10.4%)*	*77.1*	*102.6*	*(24.9%)*
EBIT margin	*25.8%*	*25.3%*	*0.5pp*	*22.2%*	*25.4%*	*(3.2pp)*
EBITDA	*65.0*	*71.1*	*(8.6%)*	*113.6*	*142.2*	*(20.1%)*
EBITDA margin	*35.6%*	*34.3%*	*1.3pp*	*32.8%*	*35.1%*	*(2.3pp)*

II. MAGAZINES

In April 2002 Agora signed the agreement on the basis of which it acquired all the assets and liabilities comprising the business of the company "Proszynski i S-ka - Czasopisma" Sp. z o.o. (the Magazines).

Incorporation of the Magazines brought PLN 3.0 million of goodwill, which will be amortised for the period of 10 years.

In 2002, Agora aims to fully integrate the Magazines with the Company (introduction of Agora's procedures and standard employment contracts, standardization of the technological and production platforms), as well as implement changes in the organizational structure in order to improve operating effectiveness and reduce operating costs.

In the first half of 2002, magazine advertising market fell by 19%. Share of magazines in the total print market rose by 1.9pp to 29.7%, whereas their share in the total ad market slid by 0.6pp. Agora's magazines (excl. *City Magazine*) had a 4.8% share of the magazines ad market in the first half of 2002.

The Magazines have over 5 million readers, which translates into 21% readership among national magazine readers in Poland (source: a PBC General poll carried out by SMG/KRC Poland Media S.A., index of seasonal cycle readership).

PLN million	II Q 2002
Total revenue	***18.5***
incl. advertising revenue	*7.7*
Operating cost	**14.7**
Profit (loss) on operating activities	3.6
Influence on net profit (loss) of the Group	**2.6**
Full-time employment at the end of the period	*178*
Average monthly circulation [million copies] (total circulation of all titles)	*1.5*

The Magazines segment affects the Group's result from the second quarter of 2002 (an impact on the first half of 2002 is equal to that on the second quarter).

We would like to underline that the above results of the second quarter significantly overstate operating profitability of the magazines segment. Since all the assets and liabilities comprising the magazines business of

the company "Prószyński i S-ka - Czasopisma" Sp. z o.o. were incorporated into Agora's books in the second half of April 2002, Agora's profit and loss account includes almost all revenues from copy sales of the April magazine editions and almost all revenues of the May magazine editions, and not all costs incurred to produce those editions (for the most part just direct costs of the April and May editions and a small part of May's other costs). In addition, revenue from copy sales of the June and July editions was adjusted by estimated and not real level of returns (final adjustment will take place in the following period).

City Magazine

Agora owns also 100% of the shares in the company City Magazine Sp. z o.o., the publisher of free monthly *City Magazine* distributed in seven Polish cities. Current circulation in all the cities amounts to about 155 thousand copies per month. In the first half of 2002 ad revenue reached PLN 1.7 million (decline of 17.5%), net loss was PLN 1.1 million, and EBITDA minus PLN 1.0 million.
City Magazine Sp. z o.o. is not consolidated due to announced plans to incorporate it into Agora (does not meet the materiality condition).

III. RADIO

Radio operations lowered the Group's net result by PLN 9.7 million in the first half of 2002. This amount takes into account all the radio related activities of the Group including the impact of consolidation of 20 radio stations, the cost of Radio Supervision Division at parent company level and all other revenues and expenses related to radio activities.

Local radio stations

At the end of June 2002, the number of local radio stations in which Agora owns between 4% and 100% of shares was 24(*) (in the second quarter of 2002, Agora acquired a 4% stake in the Wrocław-based radio *Klakson* and 100% in radio *Pomoze* in Bydgoszcz).

(*)incl. Twoje Radio Walbrzych and *Twoje Radio Jelenia Gora*

The National Broadcast Council ultimately refused *Jowisz* Advertising Agency to prolong a broadcasting license for *Twoje Radio Walbrzych* radio and preliminarily refused to grant a license to *Twoje Radio Jelenia Gora* radio. In both those cases Jowisz shall appeal from the decisions of the National Radio and Television Council.

Agora's local radio stations Group in PLN million	**II Q 2002**	**II Q 2001**	*% change 2002 vs. 2001*	**I H 2002**	**I H 2001**	*% change 2002 vs. 2001*
Total revenue of the Group	11.6	10.3	12.5%	19.9	17.3	15.1%
incl. ad revenue	*11.1*	*9.6*	*15.0%*	*18.8*	*16.0*	*17.1%*
Net result	**(3.0)**	**0.2**	-	**(4.8)**	**(1.1)**	-
EBITDA	**(0.8)**	**1.7**	-	**(1.2)**	**1.3**	-
Margin EBITDA (EBITDA/Revenue)	*(7.1%)*	*16.8%*	*(23.9pp)*	*(6.0%)*	*7.5%*	*(13.5pp)*
Number of local stations at end of period	24 (*)	14		24 (*)	14	

The results of the local radio stations presented above are not adjusted to reflect actual Agora's share in equity of the respective radio stations where it is lower than 100%..
In the first half of 2002, the percentage of total sales that could be fully attributed to the Agora Group (reflecting actual Agora's shares in equity of the respective radio stations) was 76.6%.

Between January and June, 2002, advertising revenue Agora's group of local radio stations rose by 17.1% to PLN 18.8 million (for a group of 14 stations included in the report for the first half of 2001, ad sales rose by 4.7%), whereas the advertising market for all radio stations fell by 5.2%, and for local radio stations fell by 15%. Hence, our local radio stations group increased its share in the radio market by 2pp to 11.5%.
At the end of June 2002, our local radio stations employed 415 people. Average full-time employment reached 395 people in the first half of 2002.
In the superregional radio station TOK FM, where Agora owns 41.6% of shares, sales fell by 19.7% to PLN 1.0 million in the first half of 2002 (incl. ad sales of PLN 0.9 million, down by 7.8%). Net loss amounted to PLN 3.3 million, EBITDA was minus PLN 0.9 million.

IV. INTERNET (with allocations)

In June 2002, the number of visits in the *www.gazeta.pl* internet portal reached 5.6 million, with 81.2 million page-views.

File No.: 82 – 4941

in PLN million	II Q 2002	II Q 2001	% change 2002 vs. 2001	I H 2002	I H 2001	% change 2002 vs. 2001
Total revenue	*1.7*	*0.8*	*124.8%*	*2.8*	*1.5*	*91.8%*
incl. advertising revenue	*1.5*	*0.6*	*163.2%*	*2.4*	*1.0*	*129.1%*
Operating cost	**8.1**	**9.0**	***(10.0%)***	**15.9**	**13.8**	***15.4%***
Profit (loss) on operating activities	(6.4)	(8.3)	-	(13.0)	(12.3)	-
Influence on net profit (loss) of the Group	**(4.6)**	**(6.0)**	-	**(9.4)**	**(8.9)**	-
EBITDA	*(2.7)*	*(5.7)*	-	*(5.6)*	*(8.7)*	-

At the end of the first half of 2002, a total of 97 people worked for the internet project.
Between January and June 2002, the amount of PLN 0.5 million was spent on marketing (mostly advertising).
In the first half of 2002, D&A reached PLN 7.4 million (a 104.5% increase). In April 2001, part of the investments of the Internet project were put to use. They started to depreciate in May 2001.
Capital expenditure (fixed assets and intangible assets) amounted to PLN 0.6 million in the first half of 2002.

V. THE GROUP EXCLUDING THE MAGAZINES and the influence of consolidation of the RADIO-RELATED COMPANIES:

Selected items of the Profit and Loss Account in PLN million	II Q 2002	II Q 2001	% change 2002 vs. 2001	I H 2002	I H 2001	% change 2002 vs. 2001
Net revenue	184.5	208.5	*(11.5%)*	350.1	406.5	*(13.9%)*
Operating profit	**33.0**	**42.9**	***(23.1%)***	**51.8**	**88.1**	***(41.2%)***
Pretax profit	**35.5 *)**	**135.3**	***(73.8%)***	**59.0**	**179.8**	***(67.2%)***
Net profit	**36.2 *)**	**121.4**	***(70.1%)***	**52.7**	**157.7**	***(66.6%)***
EPS – net revenue per share (PLN)	0.64	2.14	*(70.1%)*	0.93	2.78	*(66.6%)*
EBIT	**33.8**	**42.6**	***(20.7%)***	**52.5**	**87.8**	***(40.2%)***
EBIT margin (EBIT/Revenue)	*18.3%*	*20.4%*	*(2.1pp)*	*15.0%*	*21.6%*	*(6.6pp)*
EBITDA	**58.2**	**63.8**	***(8.8%)***	**100.3**	**131.1**	***(23.5%)***
EBITDA margin (EBITDA/Revenue)	*31.6%*	*30.6%*	*1.0pp*	*28.7%*	*32.2%*	*(3.5pp)*

**) Due to adjustment of the deferred tax in the second quarter of 2002 (see note on deferred income tax in Financial Results discussion above), net profit for the Group excluding the Magazines and the impact of consolidation of the radio-related companies, is higher than pretax profit in the second quarter of 2002.*

In 2001, the Group's result was affected by the transaction connected with the disposal of 12.12% shares of Telewizyjna Korporacja Partycypacyjna S.A. (TKP). The transaction increased pretax profit by PLN 104 million and net profit by PLN 101.9 million.
In 2001, provisions were set up for granted guarantee of bank loan repayment (PLN 9.6 million) and a loan for the affiliated company Inforadio Sp. z o.o. (PLN 2.5 million). A total of PLN 12.1 million of provisions were set up for Inforadio Sp. z o.o.
In 2001, the cost incurred by the Company on long term EURO purchase forward contract was charged to financing operations.

Operating cost in PLN million	II Q 2002	II Q 2001	% change 2002 vs. 2001	I H 2002	I H 2001	% change 2002 vs. 2001
Raw materials and consumables	38.6	46.7	*(17.4%)*	77.3	93.9	*(17.7%)*
incl. newsprint GW	*30.1*	*38.7*	*(22.3%)*	*60.0*	*76.7*	*(21.8%)*
Staff costs	46.6	49.9	*(6.6%)*	92.0	96.5	*(4.7%)*
incl. payroll	*38.4*	*40.7*	*(5.6%)*	*75.6*	*78.5*	*(3.7%)*
D & A	24.4	21.2	*15.3%*	47.8	43.3	*10.5%*

Other operating costs	41.9	47.8	*(12.2%)*	81.1	84.7	*(4.3%)*
Total operating cost	**151.5**	**165.6**	***(8.5%)***	**298.2**	**318.4**	***(6.4%)***
Total operating cost before D&A	**127.1**	**144.4**	***(12.0%)***	**250.4**	**275.1**	***(9.0%)***

Raw materials and consumables
Newsprint used for production of *Gazeta* in the first half of 2002 accounted for 77.5% of this category of cost.

Staff costs
At the end of June 2002, the Group (excl. the Magazines and Radio stations) employed 3,131 full-time employees, that is 5.5% less than at the end of December 2001 and 10.6% less than in June 2001. Average full-time employment in the first half of 2002 was 10.2% lower than in the first half of 2001.

D&A
Main reasons for the increase in D&A include: depreciation of the new office building started as of March 2002, D&A of major investments in the Internet Project started in May 2001 (put to use in April 2001).

Other operating costs
Major items in this category of costs include: advertising and representation expenses (PLN 17.6 million), external printing of *Gazeta Wyborcza* (PLN 9.8 million), rental fees (PLN 4.3 million), telecommunications (PLN 5.2 million), IT services (PLN 6.0 million), legal services (PLN 6.3 million), newspaper transportation (PLN 3.3 million).
This category also comprises costs related to changes in the level of provision for bad debts. In the first half of 2002, due to new procedures of credit control and debt collection introduced in 2001, Agora recorded a net gain of PLN 1.1 million due to a reduction in the level of provision for bad debts (this compares to a respective net loss of PLN 7.5 million incurred in the first half of 2001 due to an increase in that provision).

File No.: 82 – 4941

ADDITIONAL INFORMATION

- On April 5, 2002 Agora entered into a long-term syndicated loan agreement with Bank Polska Kasa Opieki S.A., with its registered seat in Warsaw. The value of the loan is up to PLN 500 million PLN. The loan may be drawn in tranches in the period ending on March 30, 2004. The loan may be used to finance completion of the construction of the new Agora's premises in Warsaw, purchase of fixed and financial assets, capital increases in entities in which Agora may purchase shares, as well as financing of current working capital needs. The base schedule set by the agreement provides for repayment of the principal of the loan in 16 equal quarterly installments between 31st March 2004 and 31st December 2007. The agreement permits for amendments to this schedule. Interest will be payable monthly or quarterly. The interest rate of the loan shall be set based on the WIBOR rate for the given interest period plus a margin for the bank. Detailed information on the loan agreement was provided in the current release on April 5, 2002.
- On April 19, 2002 in execution of the investment agreement dated February 18, 2002 (RNS Number: 6687R) Agora signed an agreement to purchase the enterprise of "Proszynski i S-ka Czasopisma" Sp. z o. o. (a limited liability company), which included the following titles published by that company: *Poradnik Domowy* (Good Housekeeping), *Cztery Katy* (Hearth & Home), *Ladny Dom* (House Beautiful), *Kwietnik* (Flower and Garden), *Bukiety* (Bouquets), *Ogrody, Ogrodki, Zielence* (Beautiful Gardens), *Kuchnia Magazyn Dla Smakoszy* (Cuisine, Fine Cooking), *Dziecko - Miesiecznik Troskliwych Rodzicow* (My Child - The Monthly for Caring Parents), *Motomagazyn* (Automotive Magazine), *Poster Motomagazyn* (Poster Automotive Magazine), *Wiedza i Zycie* (Science and Life). The average monthly circulation of the purchased magazines amounted to 1.8 million copies. The aggregate revenues of the magazines reached PLN 62.3 million, of which 49% came from advertising. At the end of 2001 magazines had 4% share in the total magazine advertising market and around 5 million readers, which translates into 21,9% share in the magazine readership market in Poland. The purchase price amounted to PLN 72.7 million. The transfer of assets to Agora was executed immediately after the payment of the above-specified amount. Pursuant to the purchase agreement, the final price was adjusted for "Proszynski i S-ka - Czasopisma" balance in taxes and social security fees due as of the date of the asset transfer. Additionally, the final price may be adjusted for the amount of the accounts receivable acquired by Agora and not collected until December 31, 2002. Pursuant to the purchase agreement, Agora shall not reduce the number of employees (currently 224) and cooperators of the acquired magazines until December 31, 2002.
- On June 17, 2002, Agora SA entered into an agreement which will enable it to acquire a majority interest in AMS. AMS is the leader in the outdoor advertising market in Poland. Transaction will be implemented in three phases, the last of which provides for announcement of a public tender for all of the AMS shares. The price offered in the public tender will be PLN 46 per share. The obligation to announce the public tender is conditioned on the satisfaction of all conditions precedent set forth to the benefit of Agora in the agreement. Such conditions precedent include, without limitation, (i) satisfaction by the Sellers of their obligation to nominate to the management boards of AMS and Adpol Sp. z o.o. candidates proposed by Agora, (ii) satisfaction by the Sellers of their obligation to effect the resignations of all current members of the supervisory boards of AMS and Adpol Sp. z o.o., (iii) the average market share price for the most recent six months not being higher than PLN 46, and (iv) confirmation of accuracy of all representations and warranties set forth in the Agreement.

  The consummation of the phase 1 of the transaction will be subject to the satisfaction, until August 16, 2002, of all conditions precedent set forth to the benefit of Agora in the Agreement, which include, without limitation, (i) lack of material differences between the audited consolidated financial statements of the AMS group for the year 2001 and the consolidated financial statements of the AMS group for the year 2001 prepared by the management of AMS and attached to the Agreement, (ii) obtaining the consent of President of the Competition and Customer Protection Office to Agora's acquisition of all shares of AMS, (iii) obtaining the consent of the Securities and Exchanges Commission to Agora's acquisition of AMS shares representing in excess of 50% of all votes at the general meeting of shareholders of AMS, and (iv) obtaining the consent of the Supervisory Board of AMS to Agora's acquisition of certain registered shares of AMS.

  In the event that Agora acquires 100% of all AMS shares, the aggregate purchase price will be PLN 172,543,762 and the average price per share paid by Agora will be PLN 40.92. Agora will finance its purchase of AMS shares from its own funds and from an existing credit line.

  On August 2, 2002 according to the information obtained by Agora, two of the above conditions were satisfied.

  On July 16, 2002 the Supervisory Board of AMS adopted a resolution concerning the consent to AMS shareholders (who are party to the Agreement) to sell all the AMS series A shares, i.e. 200,025 registered preferred shares

(5 votes per one share). The AMS Series A Shares are not publicly traded. Those shares, having the total nominal value of PLN 400,050, constitute 4.75% of the AMS share capital and 19.93% of the overall number of votes at the AMS general meeting of shareholders all series A shares are to be acquired by Agora. On July 17, 2002 the President of the Competition and Customer Protection Office issued the decision No. DDF-40/2002, whereby he granted a consent to Agora to obtain control over AMS through the purchase of shares of this company.

- On June 24, 2002 Shareholders Meeting has changed the composition of the Supervisory Board. Stanislaw Soltysinski was elected the Chairman of the Supervisory Board, in place of Henryka Bochniarz, who decided that that she will not be a candidate for reelection for the next term. Anna Fornalczyk was elected a Member of the Supervisory Board after Stanislaw Soltysinski, for a term of office which shall terminate in 2004. Brian Cooper from Cox Newspapers, Inc. was elected a Member of the Supervisory Board after John Mellott form Cox Enterprises, for a term of office which shall terminate in 2004.
- Ownership of Agora's shares and rights to these shares by members of the Management Board:
  - On April 11, 2002 Ms. Helena Luczywo, a member of Agora SA Management Board, sold on the Warsaw Stock Exchange 50,000 shares of Agora SA at the average price of 62.20 PLN (15.22 USD) per share. These shares constitute 3.6 % of the total number of shares in Agora SA held by Ms. Luczywo on April 10, 2002. After the disposal Ms. Helena Luczywo holds 1,332,329 shares in Agora SA.
  - On June 19, 2002 Ms. Wanda Rapaczynski, President of Agora SA Management Board, sold on the Warsaw Stock Exchange 5,000 shares of Agora SA at the average price of 55.20 PLN (13.75 USD) per share. These shares constitute 0.4 % of the total number of shares in Agora SA held by Ms. Rapaczynski on June 18, 2002. After the disposal Ms. Wanda Rapaczynski holds 1,411,423 shares in Agora SA.
  - On June 24, 2002 on the basis of resolutions of the Shareholders Meeting, a member of the Management Board, Zbigniew Bak, was granted a conditional right to purchase Agora shaers from Agora-Holding Sp. z o.o. in the amount of 73,583. In case of satisfaction of conditions which are set in the rules of incentive plans and agreements between Agora SA and Agora-Holding Sp. z o.o., which include, without limitation, locking-up those shares, Zbigniew Bak will be eligible to purchase the shares at par value.

a. Shares

	Ownership at 31/03/2002	Change	Ownership at 30/06/2002
Wanda Rapaczynski	1,416,423	(5,000)	1,411,423
Piotr Niemczycki	1,871,282	0	1,871,282
Helena Luczywo	1,382,329	(50,000)	1,332,329
Zbigniew Bak	18,901	0	18,901

b. Conditional right to purchase shares

	Ownership at 31/03/2002	Change	Ownership at 30/06/2002
Wanda Rapaczynski	0	0	0
Piotr Niemczycki	0	0	0
Helena Luczywo	0	0	0
Zbigniew Bak	0	73,683	73,683

- Ownership of Agora's shares and rights to these shares (members of the Supervisory Board).

	Ownership at 31/03/2002	Change	Ownership at 30/06/2002
Henryka Bochniarz	0	0	0
John Mellott	0	0	0
Tomasz Sielicki	33	0	33
Stanisław Soltysinski*	-	0	-
Louis Zachary	0	0	0

** Stanislaw Soltysinski invests in a Blind Trust fund*

File No.: 82 – 4941

- Shareholders entitled to execute more than 5% of the votes at the General Shareholder Meeting

	Number of shares	% stake in share capital	Number of votes at AGM	% share in number of votes at AGM
Ownershipat 31/03/2002				
Agora-Holding Sp. z o.o.(*)	15,356,476	27.06%	32,482,876	42.83%
Cox Poland Investment, Inc.	5,818,450	10.25%	7,774,690	10.25%
Deutsche Bank Trust Company Americas	5,504,794	9.70%	5,504,794	7.26%
Change				
Agora-Holding Sp. z o.o.	0	0	0	0
Cox Poland Investment, Inc.	0	0	0	0
Deutsche Bank Trust Company Americas	(202,281)	(0.36pp)	(202,281)	(0.27pp)
Ownershipat 30/06/2002				
Agora-Holding Sp. z o.o.	15,356,476	27.06%	32,482,876	42.83%
Cox Poland Investment, Inc.	5,818,450	10.25%	7,774,690	10.25%
Deutsche Bank Trust Company Americas	5,302,513	9.34%	5,302,513	6.99%

(*) In the quarterly reports for the fourth quarter of 2001 and first quarter of 2002 there was an error in the table showing the number of votes which Agora-Holding Sp. z o.o. could execute from its shares in Agora SA. On 30/09/2001 from 16,681,463 shares in Agora, Agora-Holding could execute 33,807,863 votes, and not 33,787,223 votes. On 31/12/2001 from 15,355,351 shares in Agora, Agora-Holding Sp. z o.o. could execute 32,481,751 votes, and not 32,461,111 votes. On 31/03/2002 from 15,356,476 shares in Agora, Agora-Holding Sp. z o.o. could execute 32.482.876 votes, and not 32.462.236 votes. The following table shows correctly the changes in the number of shares held by Agora-Holding Sp. z o.o. in that period and the total number of votes at the General Meeting for which it was entitled:

	Number of shares	% stake in share capital	Number of votes at AGM	% share in number of votes at AGM
Ownershipat 30/09/2001				
Agora-Holding Sp. z o.o.	16,681,463	29.39%	33,807,863	44.58%
Change				
Agora-Holding Sp. z o.o.	(1,326,112)	(2.34pp)	(1,326,112)	(1.75pp)
Ownershipat 31/12/2001				
Agora-Holding Sp. z o.o.	15,355,351	27.05%	32,481,751	42.83%
Change				
Agora-Holding Sp. z o.o.	1,125	0.01pp	1,125	0.00pp
Ownershipat 31/03/2002				

Agora-Holding Sp. z o.o.	15,356,476	27.06%	32,482,876	42.83%

POST BALANCE SHEET EVENTS

- On July 12 and 15, 2002 Mr. Piotr Niemczycki, Vice-President of Agora SA Management Board, sold on the Warsaw Stock Exchange 8,557 shares of Agora SA at the average price of 50.74 PLN (12.17 USD) per share. These shares constitute 0.5% of the total number of shares in Agora SA held by Mr. Niemczycki on July 11, 2002. After the disposal Mr. Piotr Niemczycki holds 1,862,725 shares in Agora SA.
- On July 26, 2002 the Management Board of Agora decided to merge Agora with the company City Magazine Sp.
  z o.o., with its seat in Warsaw. The merger shall be executed in accordance with art. 492 §1.1 of the Polish Companies Commercial Code (PCCC) through a transfer of all of City Magazine's assets to Agora. Given that City Magazine is a wholly owned subsidiary of Agora, the merger shall be executed without increasing the share capital of Agora or granting Agora's shares in return for the City Magazine's assets, as provided in art. 515 of the PCCC.

NOTES TO THE FINANCIAL STATEMENTS

As at June 30, 2002, the Group has not entered into litigation or has been litigated for claims or liabilities that in total exceed 10% of the Group's equity.

AGORA SA

File No.: 82 – 4941

Agora SA

Consolidated balance sheets as at 30 June 2002 and 2001

(all amounts in PLN thousands unless otherwise indicated)

	As at 30 June	
	2 002	2 001
Assets		
Long-term assets:		
Property, plant and equipment	799 254	701 930
Intangible assets	107 810	12 670
Consolidation goodwill	20 423	-
Investments	33 751	44 555
	961 238	759 155
Current assets:		
Cash and cash equivalents	102 310	132 546
Short-term securities	2 527	106 340
Accounts receivable and prepayments	116 624	104 583
Inventories	15 139	25 210
	236 600	368 679
Total assets	1 197 838	1 127 834
Shareholders' equity and liabilities		
Shareholders' equity:		
Share capital	56 758	56 758
Share premium	353 646	353 646
Retained earnings and other reserves	650 913	591 653
	1 061 317	1 002 057
Minority interests	932	-
Long-term liabilities:		
Long-term borrowings	-	8 783
Deferred income taxes	25 384	16 610
	25 384	25 393
Current liabilities:		
Accounts payable and accrued charges	110 205	100 384
Short-term borrowings	-	-
	110 205	100 384
Total liabilities and shareholders' equity	1 197 838	1 127 834

File No.: 82 – 4941

Agora SA

Consolidated income statements for six months ended 30 June 2002 and 2001

(all amounts in PLN thousands unless otherwise indicated)

	6 months ended 30 June	
	2 002	2 001
Sales	382 864	406 544
Operating costs	(328 881)	(318 439)
Operating profit	53 983	88 105
Interest in associates	(863)	-
Gain on disposal of long term investment	-	104 026
Provision for losses on investments	(1 762)	(12 097)
Interest and financial items	5 343	(2 649)
Dividends received	-	2 420
Profit before income taxes	56 701	179 805
Income taxes	(8 368)	(22 066)
Minority interests	(423)	-
Net profit for the period	47 910	157 739
Earnings per share (in PLN)	0,84	2,78

Agora SA

Consolidated cash flow statements for six months ended 30 June 2002 and 2001

(all amounts in PLN thousands unless otherwise indicated)

	6 months ended 30 June	
	2 002	2 001
Operating activities		
Operating profit	53 983	88 105
Depreciation of plant, property and equipment	48 688	41 391
Amortisation of intangible assets and goodwill	2 838	1 891
Loss on disposal of plant, property and equipment	846	(288)
	106 355	131 099
Movement in operating working capital	(1 037)	(5 803)
Net cash inflow before financial items and income taxes	105 318	125 296
Interest received net	4 770	6 445
Foreign exchange translation gains / (losses)	889	(1 352)
Tax paid	(3 671)	(10 506)
Net of acquired subsidiary assets and liabilities and magazines business	(12 873)	-
Net cash from operating activities	94 433	119 883
Investing activities		
Capital expenditure, net	(94 049)	(94 134)
Acquisition of subsidiary and associate undertakings and magazines business, net of cash acquired	(77 802)	-
Net cash on sale and purchase of long-term investments	(12 587)	23 054
Redemption of and income from short-term securities	55 704	47 351
Net gains on forward foreign exchange and future interest rate contracts	555	1 941
Dividends received	-	2 420
Net cash used in investing activities	(128 179)	(19 368)
Financing activities		
Increase / (decrease) in borrowings	-	-
Interest and fees paid	(1 788)	-
Public offering expenditure	-	-
Net cash used for foreign currency loan swap contracts	-	(15 327)
Net cash from financing activities	(1 788)	(15 327)
Change in cash and cash equivalents	**(35 534)**	**85 188**

Movements in cash and cash equivalents

At start of period	137 844	47 358
Increase/(Decrease)	(35 534)	85 188
At end of period	102 310	132 546

Opening balance of cash as at 1 January 2001 was increased by the opening balance of cash in subsidiary companies that were consolidated for the first time in the financial statements. Consequently balance increased by PLN 4 964 thousand from PLN 132 880 thousand (Group's closing balance as at 31 December 2001) to PLN 137 844 thousand.

AGORA SA

File No.: 82 - 4941

The Company's Announcement released on August 8th, 2002:

Satisfaction of further conditions precedent for the execution of the agreement to purchase shares of AMS S.A.

Reference is made to the report of June 18, 2002 relating to the execution by Agora SA ("Agora") of an agreement dated June 17, 2002 requiring the sale of shares (the "Agreement") of Art Marketing Syndicate S.A. ("AMS") with the following entities: BB Investments Sp. z o.o., Paweł Rozwadowski and six other natural persons. The Management Board of Agora hereby informs that further conditions precedent of the agreement have been satisfied:

- according to the decision of the Polish Securities and Exchange Commission delivered to Agora on August 8, 2002, Agora was granted a permission to acquire AMS shares representing in excess 50% of all votes at the general meeting of shareholders of AMS. The transaction shall be executed until January 31, 2002,
- on August 8, 2002 Agora determined no material differences between the audited consolidated financial statements of the AMS Group for 2001 and the consolidated financial statements of the AMS Group for 2001 prepared by the management of AMS and attached to the Agreement.

The fulfillment of the abovementioned conditions, the consent granted by AMS Supervisory Board for the purchase of AMS registered shares by Agora, as well as Agora's receipt of the consent of the President of the Office for Protection of Competition and Consumers (of which the Company informed in its current report of July 23, 2002) commence the performance of phase one of the Agreement, i.e. acquiring by Agora shares constituting 11.89% of the AMS share capital and 9.99% of all votes at the AMS general meeting of shareholders. Such shares will be purchased through off-session block transactions at the WSE.

According to the agreement, on August 8, 2002, BB Investment Sp. z o.o. submitted to Agora a list of the parties who will be selling shares in off-session block transactions.

Pursuant to execution of the off-session block transactions, upon terms and conditions set forth in the Agreement Agora will acquire 200.025 preferred registered shares of AMS which are not admitted to public trading and then will announce a public tender for all of the AMS shares. Agora will be obligated to purchase all the shares tendered by the AMS shareholders, provided that the number of tendered shares be at least 1,956,639. The price offered in the Public Tender will be PLN 46 per share

The implementation schedule of the transaction have been presented by Agora in its current report dated June 18, 2002

Additional information:
Joanna Bażyńska
IR Director
Tel. +48 22 555 4373
Fax +48 22 840 0067
e-mail: investor@agora.pl

AGORA SA

File No.: 82 – 4941

The Company's Announcement released on August 27th, 2002:

Execution of the Phase 1 of the agreement to purchase AMS.

Reference is made to the report of June 18, 2002 relating to the execution by Agora SA ("Agora") of an agreement dated June 17, 2002 requiring the sale of shares (the "Agreement") of Art Marketing Syndicate S.A. ("AMS") with the following entities: BB Investments Sp. z o.o., Paweł Rozwadowski and six other natural persons (collectively, the "Sellers").

On August 27th, 2002 in result of the off-session block transaction at the WSE executed on August 23rd, 2002, Agora has purchased 501,195 shares of AMS (the "Shares") having the total nominal value of PLN 1,002,390. The Shares purchased by Agora constitute 11.89% of the AMS share capital and 9.99% of all votes at the AMS general meeting of shareholders.

According to the requirement of the article 147 section 1 point 1 of the Polish Law on Public Trading in Securities Agora has notified today AMS, Polish Securities and Exchanges Commission and Consumer and Competition Protection Office on purchase of Shares.

Execution of the Phase 1 of the Agreement commences the performance of further stages of transaction, which include acquisition by Agora of 200,025 preferred registered shares of AMS which are not admitted to public trading and then announcement of a public tender for all of the AMS shares. Agora will be obligated to purchase all the shares tendered by the AMS shareholders, provided that the number of tendered shares be at least 1,956,639. The price offered in the Public Tender will be PLN 46 per share. The obligation to announce the Public Tender is conditioned on the satisfaction of all conditions precedent set forth to the benefit of Agora in the agreement. Such conditions precedent include, without limitation, (i) satisfaction by the Sellers of their obligation to nominate to the management boards of AMS S.A. and Adpol Sp. z o.o. candidates proposed by Agora (the "Management Board Control Takeover"), (ii) satisfaction by the Sellers of their obligation to effect the resignations of all current members of the supervisory boards of AMS S.A. and Adpol Sp. z o.o. (the "Supervisory Board Control Takeover"), (iii) the average market share price per share for the most recent six months not being higher than PLN 46, and (iv) confirmation of accuracy of all representations and warranties set forth in the Agreement.

The implementation schedule of the transaction have been presented by Agora in its current report dated June 18, 2002

Additional information:
Joanna Bazynska
Investor Relations
tel.: +48 22 555 4373
fax: +48 22 840 0067
e-mail: joanna.bazynska@agora.pl
www.agora.pl

AGORA SA

File No.: 82 - 4941

The Company's Announcement released on August 30th, 2002:

Execution of the Phase 2 of the agreement to purchase AMS.

Reference is made to the report of June 18, 2002 relating to the execution by Agora SA ("Agora") of an agreement dated June 17, 2002 requiring the sale of shares (the "Agreement") of Art Marketing Syndicate S.A. ("AMS") with the following entities: BB Investments Sp. z o.o., Paweł Rozwadowski and six other natural persons (collectively, the "Sellers").

On August 30th, 2002 Agora has purchased 200,025 registered preferred shares of AMS series A, which were not admitted to public trading, (the "Shares") having the total nominal value of PLN 400,050. The Shares purchased by Agora constitute 4.74% of the AMS share capital and 19.93% of all votes at the AMS general meeting of shareholders. After this transaction, total number of shares in AMS owned by Agora constitute 16.63% of the AMS share capital and 29.92% of all votes at the AMS general meeting of shareholders.

According to the requirement of the article 147 section 4 in connection with section 1 of this article of the Polish Law on Public Trading in Securities Agora has notified today AMS, Polish Securities and Exchanges Commission and Consumer and Competition Protection Office on purchase of Shares.

Execution of this Phase of the Agreement commences the performance of the last phase of transaction - announcement of a public tender for all of the AMS shares. Agora will be obligated to purchase all the shares tendered by the AMS shareholders, provided that the number of tendered shares be at least 1,956,639. The price offered in the public tender will be PLN 46 per share. The obligation to announce the Public Tender is conditioned on the satisfaction of all conditions precedent set forth to the benefit of Agora in the agreement. Such conditions precedent include, without limitation, (i) satisfaction by the Sellers of their obligation to nominate to the management boards of AMS S.A. and Adpol Sp. z o.o. candidates proposed by Agora, (ii) satisfaction by the Sellers of their obligation to effect the resignations of all current members of the supervisory boards of AMS S.A. and Adpol Sp. z o.o., (iii) the average market share price per share for the most recent six months not being higher than PLN 46, and (iv) confirmation of accuracy of all representations and warranties set forth in the Agreement.

The implementation schedule of the transaction have been presented by Agora in its current report dated June 18, 2002

Additional information:
Joanna Bazynska
Investor Relations
tel.: +48 22 555 4373
fax: +48 22 840 0067
e-mail: joanna.bazynska@agora.pl

File No.: 82 – 4941

The Company's Announcement released on September 3rd, 2002:

Reference is made to the report of June 18, 2002 relating to the execution by Agora SA ("Agora") of an agreement dated June 17, 2002 requiring the sale of shares (the "Agreement") of Art Marketing Syndicate S.A. ("AMS") with the following entities: BB Investments Sp. z o.o., Paweł Rozwadowski and six other natural persons (collectively, the "Sellers").

On September 2nd, 2002 there were satisfied two of the conditions precedent for announcement of the public tender for all of the AMS shares (the "Public Tender"):
(i) satisfaction by the Sellers of their obligation to nominate to the management boards of AMS and Adpol Sp. z o.o. candidates proposed by Agora (the "Management Board Control Takeover"),
(ii) satisfaction by the Sellers of their obligation to effect the resignations of current members of the supervisory boards of AMS and Adpol Sp. z o.o.

The Sellers were obliged by the Agreement to provide Agora with the written confirmation of validity and accuracy of the representations and warranties set forth in the Agreement as on the day preceding the day of the Management Board Control Takeover, i.e. as on September 1st, 2002. Delivery of the said document constituted one of the conditions precedent for announcement of the Public Tender. In case of certain representations and warranties the parties agreed the range of permitted variances between the day of executing the Agreement and the day of the Management Board Control Takeover.

On September 2nd, 2002 Agora received the above mentioned document, but not all of the variances were kept within limits set forth in the Agreement. Thus one of the conditions precedent for announcement of the Public Tender is not satisfied.

According to the Agreement, in case of not satisfying of all of the conditions precedent on which obligation to announce of the Public Tender was conditioned Agora may terminate the Agreement or decide to resign the conditions precedent set forth to its benefit. The parties may also start negotiations to amend the conditions of the Agreement.

The implementation schedule of the transaction have been presented by Agora in its current report dated June 18, 2002.

File No.: 82 - 4941

The Company's Announcement released on September 18th, 2002:

Reference is made to the report of June 18, 2002 and report of September 3, 2002 relating to the execution and performance by Agora SA, with its registered seat in Warsaw ("Agora") of an Agreement dated June 17, 2002 Requiring the Sale of Shares (the "Agreement") of Art Marketing Syndicate S.A. ("AMS" or the "Company") made with Paweł Rozwadowski and six other natural persons (the "Sellers") and BB Investment Sp. z o.o., with its registered seat in Poznań. The Management Board of Agora now informs that on September 17, 2002 the parties signed an Annex No. 1 to the Agreement (the "Annex").

The Annex amends material terms of the Agreement and establishes certain additional obligations of BB Investment Sp. z o.o. and of the Sellers towards AMS.

The amendments relate to the terms of Agreement regulating the admissible threshold for the change in value of consolidated assets of the AMS Group in the period between execution of the Agreement and September 2002. The threshold was increased by PLN 24,000,000. Simultaneously, BB Investment Sp. z o.o. agreed to pay to the Company PLN 14,000,000 on or before December 16, 2002 and PLN 10,000,000 on or before March 14, 2003 to compensate for the change in value of the consolidated assets. They payment of the above referenced amounts shall be secured by irrevocable bank guarantees, payable on first demand of AMS.

Furthermore, the Annex regulates the issues relating to the settlement of receivables of AMS and its wholly owned subsidiary Adpol Sp. z o.o. with its seat in Warsaw due thereto from BB Investments Sp. z o.o. and the companies from its capital group. According to the Annex, BB Investment Sp. z o.o. agreed to either pay PLN 3,358,757.98, a receivable of AMS and Adpol Sp. z o.o. due thereto from BB Investment and the companies from its capital group, or procure that the respective companies from its group pay the above amount no later than December 16, 2002. The above liabilities have been secured by blank promissory notes issued by BB Investment Sp. z o.o. and guaranteed by the Sellers as promissory note guarantors.

BB Investment Sp. z o.o. agreed further to enter into and on the date of execution of the Annex did enter into two assignment of receivables agreements with AMS on the basis of which the Company assigned to BB Investment Sp. z o.o. certain receivables for a total price of PLN 8,128,975.66. The price shall be paid on or before March 14, 2003 and it shall be secured by BB Investment Sp. z o.o. by irrevocable bank guarantees payable on first demand of AMS.

Moreover, BB Investment Sp. z o.o. agreed to enter into and on the date of execution of the Annex did enter into an advertising services agreement pursuant to which AMS provides the use of certain billboards and citylights for the presentation of advertisements of BB Investment Sp. z o.o. or of entities designated thereby. The fee due to AMS for the services rendered between November 1, 2002 and February 28, 2003 shall amount to PLN 7,871,024.34 net and shall be payable in instalments, provided that the last instalment shall be paid on or before March 14, 2003. The payment of the net amount of the fee shall be secured

by BB Investment Sp. z o.o. by irrevocable bank guarantees, payable on first demand. Payment of the VAT due on the AMS fee has been secured by a blank promissory note issued by BB Investment Sp. z o.o. and guaranteed by the Sellers as the promissory note guarantors.

Due to the adverse change in AMS' financial standing the parties agreed to modify certain terms of the Agreement relating to the announcement and execution of the public tender for AMS shares. The parties resolved that the price offered in the public tender shall be PLN 44.00 per share. Agora is obliged to announce the public tender no later than within three days after receipt of certain documents from AMS, the failure of delivery of which constitutes a terminating conditions under the Annex, as described in more detail below. The public tender, however, will not be announced earlier than within two business days from the date on which the average market price of the AMS shares in the last six months is not greater than PLN 44.00.

The Annex shall terminate if by September 19, 2002 AMS does not receive all of the above referenced promissory notes and bank guarantees which secure AMS' receivables referred to in the Annex. If any of the above referenced terminating conditions is satisfied, Agora's obligation to execute the public tender will expire.

The terms of the Annex extend Agora's rights to withdraw from the Agreement and the Annex to include the following events: (i) on or before April 30, 2003 – in the event that the obligations resulting from the Annex are not performed by the Sellers, BB Investment Sp. z o.o. or entities designated thereby, including without limitation in case of any delay in payment for more than 30 days or in any other cases of failure to perform or improper performance of the Annex by the Sellers, BB Investment Sp. z o.o. or, depending on the circumstances, by another entity designated by BB Investment Sp. z o.o., and establishment that such event occurred by Agora; (ii) in the event that the Sellers, BB Investment Sp. z o.o. or entities designated thereby institute a claim for reimbursement of any of the payments due to AMS or Adpol Sp. z o.o. as referred to in the Annex; (iii) on or before September 30, 2002 – if, although AMS receives all the bank guarantees and promissory notes and all the required agreements are made on or before September 26, 2002, the average market price of AMS shares in the last six months is greater than PLN 44; (iv) on or before September 30, 2002 – in the event that the bank guarantees and promissory notes are delivered and the required agreements are made after September 26, 2002.

Should 100% of AMS shares be acquired, the price of purchase of such shares by Agora will amount to PLN 165,512,468 and the average price of purchase of one AMS share shall be PLN 39.25.

The value of the Agreement, including the Annex, is greater than 10% of Agora's equity.